07023639

118

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Living Cell Technologies Limited

*CURRENT ADDRESS P.O. Box 3014
Auburn VIC 3123
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 3 2007
THOMSON FINANCIAL

FILE NO. 82- 35085 FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: EBS

DAT : 5/18/07

082-35085

AR/S
6-30-06

living cell technologies

Living Cell Technologies Ltd
Annual Report 2005/2006

RECEIVED
2007 APR 18 A 9:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Contents







Introduction

Company structure

LCT is an internationally focused cell therapy company, listed on the Australian Stock Exchange (ASX).

Headquartered in Melbourne, Australia, the Group contains fully owned and operated subsidiaries in New Zealand and the United States. Established in 2003, the company includes three world-class groups in a single operating company, pooling decades of experience in cell therapy.

Melbourne, Australia
Corporate Office

- Investor relations
- Corporate communications

Auckland, New Zealand
Discovery & Pre-clinical

- Wholly owned subsidiary of LCT
- Focused primarily on early stage research
- Product manufacture for pre-clinical and clinical studies
- Biocertified pigs for medical therapies
- GMP cell manufacturing unit
- Transplant diagnostic screening laboratory

Rhode Island, United States
Development & Regulatory

- Wholly owned subsidiary of LCT
- Product development and materials research
- Regulatory and clinical affairs
- Commercial and business development



Living Cell Technologies Ltd
ACN 104 028 042
Listed entity (ASX:LCT)
Living Cell Technologies Ltd
ACN 102 393 108
Operating companies
LCT Australia Pty Ltd
ACN 106 546 570
Corporate and commercial
Living Cell Technologies New Zealand Pty Ltd
Research
Product manufacture
LCT BioPharma Inc
Business development
Product development
Regulatory
IP Holding companies
NeurotrophinCell Pty Ltd
ACN 102 393 108
CNS patents
Fac8Cell Pty Ltd
ACN 106 546 543
Liver cell patents
DiabeCell Pty Ltd
ACN 106 546 507
Diabetes patents



LCT

Chairman's report

Cell therapy is already a billion dollar market. There is a growing recognition in both the medical and investment communities that cell therapy is a vital means of not only treating but curing human diseases. Respected industry sources estimate the cell therapy market will treble in size within 10 years and LCT aims to be at the forefront of these exciting developments.

LCT is now one siginificant step closer to gaining approval for its cell therapy products with the news that we have lodged an application with the NZ regulator MedSafe to conduct a human clinical trial for our DiabeCell® product. LCT has used 2005/06 to further develop its manufacturing capabilities as it prepared regulatory submissions for two of its lead products. We are now in an ideal position to leverage our resources and competitive advantages in the marketplace to supply and deliver cell transplants and generate strong returns in the foreseeable future.

The 2005/06 financial year saw many positive product development results.

The NeurotrophinCell product was well tolerated in pre-clinical primate studies with no evidence of adverse side-effects and testing continued to show significant reductions in brain cell damage for Huntington's disease.

The rodent and primate pre-clinical studies are also now complete for the DiabeCell® diabetes product.

The company has always believed its biocapsule is a potential delivery tool for stem cells, cell lines and primary cells and represents a significant licensing opportunity. In October 2005 we announced a joint venture with US adult stem cell company MultiCell Technologies. MultiCell supplies immortalised cell lines and intends to develop new therapeutics for degenerative neurological disease, metabolic and endocrinological disorders. LCT's encapsulation technology will extend the functionality of MultiCell's stem cells and we hope to announce similar value-adding deals over the course of the next 12 months.

Competitive position

The media has been awash with various treatment options for diabetes. Diabetes is the fourth leading cause of death globally and the huge number of diabetics throughout the world (it is expected that nearly 24 million people will have type 1 diabetes by 2010), means there is room for a variety of treatments. Insulin injections and inhalers provide a short acting response to the symptoms of diabetes, stem cells are still 10–15 years from the market and there is a chronic shortage of human islet cells available for transplantation. Therefore, the use of animal cells is a viable and necessary alternative source of cells to treat type 1 diabetes and other human diseases.

The main differences of LCT's technology over its direct competitors are that no chronic immunosuppression is required in treatment and the company owns a specialised medical grade pig herd free of viruses with proven scale-up for commercial product manufacture.

Market opportunity

When analysing the market for LCT's products in development, its enormous potential is immediately apparent. Based on the cost of current human cell transplant procedures, LCT estimates that sales of pig cell therapeutics per one percent of market penetration is approximately US$100 million for type 1 diabetes and US$9 million for Huntington's disease. The company is on track for obtaining shareholder returns within three years.

Performance review

During the last financial year, LCT completed financing involving institutional and retail investors in the US and Australia and further expanded the shareholder base. The ability to gain funding from US institutional sources is a particularly positive sign as LCT moves closer to the US market. The appointment to the LCT Board of US-based investment banker Laurie Hunter also gives us valuable access to this important market.

These are vital strategic steps for the company as we advance our regulatory strategy for the Neurotrophin-Cell product through the FDA. The US market is attractive for cell therapy companies such as LCT as there is already a sophisticated understanding of the industry and its potential to earn significant profits in treating human diseases.

Corporate governance

The Board is committed to maintaining compliance with the best practice principles of good corporate governance and continuous disclosure outlined in the ASX/AusBiotech Reporting Guidelines.

In summary, LCT is on the verge of an exciting stage of its development. We will be in the clinic this year and an important step closer to producing a product to cure major human disease.

Simon O'Loughlin, Chairman



Mr O'Loughlin was appointed Chairman in August 2006

CEO's report

It is once again my pleasure in sharing with you the company's achievements of the past 12 months.

Looking forward, the management team has identified a number of upcoming milestones which will add value to the organisation in the coming year. Revenue returns within three years are not unrealistic given no large dosing studies will be necessary as part of the cell therapy product clinical program.

The focus of the company's operations in the 2005/06 financial year has been to advance its lead products towards the clinical trial phase. The completion of the pre-clinical testing for the DiabeCell® and NeurotrophinCell product ensured we have been able to start preparing the applications to the relevant regulatory authorities.

LCT has made pleasing regulatory progress within the last 12 months, culminating in the submission of the human clinical trial application for the DiabeCell® product to MedSafe.

The Pre-IND meeting with members of the National Institutes of Health (NIH) and the Centre for Biologics Evaluation and Research (CBER) in the FDA was particularly significant. This positive meeting with the FDA representatives clarified the pathway to market and confirmed that the FDA is willing to support animal tissue treatments (evidenced by one clinical trial already underway for Parkinson's disease using animal cells).

A little closer to home, it is also reassuring to receive another signal of support from the New Zealand Government in the form of the NZ$2.73 million (approx. A$2.32m) investment by the NZ Foundation for Research, Science and Technology and an additional NZ$480,000 from NZ Trade & Enterprise. These funds will assist LCT to expand its manufacturing operations and build on existing cell bioprocessing expertise as we approach the clinical trial phase. It is certainly a timely endorsement of the company and its technology as we submit our clinical trial application to the NZ regulator MedSafe for our DiabeCell® product.

The NZ BioEthics Committee recommended xenotransplantation should proceed as there were no ethical, spiritual or cultural reasons for it to be prohibited. The regulatory pathway for xenotransplantation is now clearer after many years of testing.

In Australia, the Federal Government announced funding of $30million over four years towards the development of an Islet Transplantation Program using human cells. The funding is a positive contribution by the Government to tackle the disease. However, in 2006 only approximately 50 patients will be transplanted with human islets under the program and there are 140,000 type 1 diabetic sufferers in Australia alone. The shortage of cells means other cell sources need to be investigated.



The controversy over stem cells has stymied another treatment option with great potential, albeit at least ten years away from the market. It is time governments revisited their thoughts on xenotransplantation and recognised its potential.

Porcine cells have been used to treat human diseases, particularly diabetes, for well over half a century. Insulin, clotting factors, collagen and heart valves from pigs have been used successfully and safely in human medicine for many years. As the availability of human cells for transplants continues to decline, the public will increasingly demand other treatment options.

LCT currently has two pig facilities in NZ with plans for an additional SPF unit in development. Discussions are progressing for a US facility. LCT's policy of maintaining multiple sites for its pig herd ensures any concerns of potential infection of the herd are mitigated and forms a crucial part of the company's risk management planning.

A number of members of the general public have contacted the company over the past year with messages of support and indicated their willingness to participate in clinical trials. We thank you for this as we embark upon an important phase in the company's development and will continue to keep you informed of the company's activities.

We again acknowledge our shareholders for their ongoing support of the company and belief in the LCT management team.

My sincerest thanks also go to Michael Yates for his contribution to the company as Director and Chairman. We wish him all the best in his future endeavours and welcome Simon O'Loughlin to the position of Chairman and Laurie Hunter and Charles Macek as independent Directors.

And finally, I would also like to praise the continued contribution of the LCT team whose efforts are the driving force behind our mission of curing previously untreatable human diseases with our cell therapy products and generating meaningful returns for our shareholders.

David Collinson
Chief Executive Officer

LCT world-wide

Board of directors and management

Paris Brooke
David Collinson
Robert Elliott
Dwaine Emerich
Laurie Hunter
Richard Justice
Charles Macek
Simon O'Loughlin
Paul Tan
Alfred Vasconcellos

Company secretary

Nicholas Geddes

Corporate relations

Belinda Cleminson
Peter De Luca

Group administration

Dawn Hadfield
Jonathan Lane
Linda Robinson

Rhode Island, USA

Bill Bell
Briannan Bintz
Moses Goddard
Jebecka Hudak
Patricia Schneider
Chris Thanos

Perugia, Italy

Giuseppe Basta
Riccardo Calafiore
Giovanni Lucca

Auckland, New Zealand

Animal Facilities

Gailene Addison
Olivia Anderson
Lana Cain
Isobel Cooper
Pamela Fraser
Ross Fraser
Odette Laing
Ishwani Singh

Diabetes

Nikki Beckman
Livia Escobar
Sahar Zwain

Molecular and Diagnostics Research

Olga Garkavenko
Zeljko Muzina
Divya Nathu
Klaudia Schossleitner
Shaun Wynyard

Neurosciences

Abigail Benn
Marilyn Geaney
Stephen Skinner

Product Development

Marija Muzina

Quality Assurance

Kristin Lauppe
Olivia O'Donoghue
Colleen Pilcher
Edith Poole
Kathleen Schuler
Jared Smith
Michelle Tatnell

Veterinarian

Alexander Ferguson


2
1
5
6


7
3
4
8
10
11
12
9

Collaborations

Australia

1	Melbourne	Bionic Ear Institute Howard Florey Institute
2	Sydney	Elisabeth Macarthur Agricultural Institute St Vincent's Hospital/Uni of NSW

Germany

3	Berlin	Robert Koch Institut

Italy

4	Perugia	University of Perugia

New Zealand

5	Auckland	Auckland Hospital University of Auckland
6	Palmerston North	Massey University

Scotland

7	Glasgow	University of Glasgow

Spain

8	Catalonia	Fort Dodge Veterinaria

USA

9	Augusta	Medical College of Georgia
10	Chicago	Rush Presbyterian Medical Centre
11	Nashville	Vanderbilt University
12	Providence	Brown University MultiCell Technologies Inc.

Looking ahead

- DiabeCell® – Response from NZ regulator MedSafe to clinical trial application
- NeurotrophinCell – Finalise and submit IND submission for the US FDA
- Expand the disease-free (SPF) pig facilities and cell manufacturing capacity
- Aggressively pursue value-add partnerships and licensing opportunities
- Increase awareness of LCT amongst US investment community
- Shift focus of the company's operations closer to the US market
- Advance the discovery program pipeline into pre-clinical trials



Highlights 2005/06

LCT has achieved a number of significant milestones during the past 12 months.

August 2006

- Lodged application for phase I/IIa clinical trial of DiabeCell® with NZ regulator MedSafe
- Appointed Simon O'Loughlin as Chairman and Laurie Hunter as independent Director

July 2006

- Completed $2.8m fund transaction with US & Australian institutional and retail investors
- Granted third diabetes patent in the United States

April 2006

- LCT awarded NZ$2.7m investment through the Foundation for Research, Science & Technology (NZ)

March 2006

- Agreement with the Bionic Ear Institute to investigate hearing loss

February 2006

- Appointed Charles Macek as independent Director to the Board
- LCT's biocapsule reviewed in international journal *Biomaterials*

January 2006

- Raised $3m in additional funds from US institutional investors

December 2005

- Awarded $480,000 grant by NZTE
- Awarded $100,000 grant by Cure Kids New Zealand
- Met with the US Food and Drug Administration (FDA) to discuss requirements for initiation of the first human study of its NeurotrophinCell product

October 2005

- Dr Dwaine Emerich appointed to the role of Chief Scientific Officer of LCT BioPharma
- Entered into a joint venture with US-based adult stem cell company, MultiCell Technologies Inc, to develop therapeutic liver cell applications

August 2005

- Raised $2.3 million in placement
- Announced significant pre-clinical results for treating Huntington's disease





Technology

Huntington's, Neurodegenerative diseases NeurotrophinCell (NtCell)				
Type 1 Diabetes DiabeCell®				
Haemophilia Fac8Cell				

Encapsulation – LCT's targeted delivery

Encapsulation

- *Live cells examined and tested to ensure safety and function*
- *Live cells passed through a seaweed derived hydrogel to cover the cells (alginate micro-encapsulation)*
- *The resulting capsule (approx size of a pinhead) provides protection from the patient's immune system*
- *Nutrients can pass into the cells and insulin and other therapeutic factors can pass from the capsules into the body*
- *Capsules remain at site of delivery, breaking down naturally over time to be excreted by the patient.*

Encapsulation – LCT's biocapsule

The alginate micro-encapsulation process is a crucial component of LCT's revolutionary cell therapy approach for treating disease.

The living cells are covered in a seaweed-derived coating (alginate) to form tiny round capsules and then transplanted into the patient via a syringe and catheter. The capsules eliminate the need for toxic immunosuppressant drugs after transplantation of the cells into the human body.

Over the last 20 years, there has been remarkable progress in micro-encapsulation in protein and cell therapy for the treatment of various diseases. However the process has previously been unpredictable, making stability and reproducibility of the material difficult. LCT has characterised and purified the alginate and transformed encapsulation into a highly specialised process, enabling unprecedented control of the biocapsule function and the rate of degradation.

The encapsulation process is scaled for manufacture within LCT's accredited GMP (good manufacturing practice) facility.

Other applications

LCT's biocapsule can be used for stem cells, cell lines or primary cells. It is suitable for many applications which require flexibility in delivery.

In October 2005 LCT announced a joint venture with US adult stem cell company MultiCell Technologies. MultiCell Technologies supplies immortalised cell lines validated for drug discovery applications. LCT intends to commercialise new therapeutics for the treatment of degenerative neurological disease, metabolic and endocrinological disorders and more. LCT's encapsulation technology is being used to extend the functionality of MultiCell's adult liver stem cells and immortalised human hepatocytes.

Q&A Dr Chris Thanos

Director of R&D, LCT BioPharma

A scientific paper reviewing LCT's biocapsule technology was accepted in the international journal Biomaterials. The journal is relevant to all applications of biomaterials including implantable medical devices, tissue engineering and drug delivery systems.

What is the significance of BioMaterials publishing the results of the scientific paper outlining LCT's encapsulation technology?

Biomaterials is a respected journal that has published a wealth of information pertaining to encapsulation of cells from a variety of investigators. That our work was published signifies academic acceptance of our rigorous development of testing methodologies for characterisation and refinement of our alginate encapsulation process. The paper analysed a variety of commercially available alginates in the peritoneal cavity and demonstrated a unique method for determining the rate and mode of degradation.

What are the benefits of using the alginate encapsulation?

LCT's alginate encapsulation technology offers versatility and stability in multiple locations for a variety of indications. It provides immunoisolation and has shown demonstrated efficacy in animal models of Huntington's disease, stroke, haemophilia, and diabetes.

How does LCT's biocapsule differ from others?

LCT uses a novel, highly purified and well characterised biopolymer manufactured from alginate in combination with a biocompatible polypeptide coating. LCT microcapsules are monodisperse in nature and can each withstand nearly 1 gram of force before rupture, which demonstrates the extremely high strength of the 550 micron hydrogel capsules. This offers significant versatility when contemplating implantation techniques and indication-specific target sites and enables extremely reliable quality control.

What are some of the alternative applications for the encapsulation technology?

The LCT biocapsule is well suited for applications requiring physical and kinetic flexibility, since the basic properties of the biocapsule can be maintained while tailoring the system to the desired application, including membrane characteristics like flux, wall strength, dose, and biocompatibility. Some potential encapsulation candidates include stem cells, cell lines, or primary cells.

Dr Thanos received his Ph.D. from Brown University in the Department of Molecular Pharmacology, Physiology and Biotechnology and has recent experience from Neurotech USA and Sertoli Technologies.

"LCT's proprietary encapsulation technology provides a significant delivery platform for its cell therapy products and enables licensing opportunities for a range of cell types."

LCT CEO, Mr David Collinson

DiabeCell®

[illegible]		Phase I/IIa clinical trial application
[illegible]		Phase I/IIa clinical trial
[illegible]		Initial revenue

Product developments

- *Application submitted to NZ regulator MedSafe for phase I/IIa clinical trial*
- *Successful safety and efficacy of DiabeCell® in pre-clinical primate diabetes trial*
- *Authorised pilot human trials have been conducted in New Zealand*
- *Long-term function and safety of islet cells in human patient*

Market data

- *DiabeCell® targets the treatment of insulin-dependent (type 1) diabetes and 28% of type 2 diabetes.*
- *Type 1 diabetes prevalence is 1.7 per 100,000 people in the US*
- *Nearly 24 million people will have type 1 diabetes by 2010 (JDRF)*
- *Revenue potential from existing type 1 diabetics is US$20 billion*
- *Market will bear the cost of approx $25,000 per islet transplant*
- *Estimated gross sales potential of $85m in 2011 (based on 0.5% market)*



DiabeCell®

DiabeCell® is a porcine pancreatic cell product for the treatment of insulin-dependent (type 1) diabetes and 28% of type 2 diabetes. The cells regulate healthy blood sugar levels by producing appropriate amounts of insulin as required by the activity and food intake of the patient.

The seaweed-derived coating isolates the transplanted pancreatic cells from the patient's immune system in a biocapsule and eliminates the chronic need for toxic immunosuppressant drugs. These biocapsules are injected into the abdomen via a simple medical procedure under local anaesthetic.

The extremely limited availability of human islets for transplantation makes the use of porcine islets a viable and important therapeutic advance. Pig insulin is almost identical to human insulin and has been used clinically for almost a century.

Scientific developments

The company has completed the world's largest controlled diabetic primate pre-clinical study of its kind. The DiabeCell® treatment was well tolerated with no adverse reaction in the treated monkeys and their insulin requirements were reduced. Longevity studies to optimise and document the therapeutic duration of the product are continuing.

LCT is also in the unique position of having access to human data from an earlier study conducted in New Zealand. In 1996, a human clinical trial for an early prototype of the DiabeCell® product was approved and carried out in New Zealand by LCT. After the treatment, an Auckland man achieved better control of his diabetes, his required insulin dosage was reduced by as much as 34 per cent and an inspection of his abdominal cavity nine years later revealed a small number of intact capsules and the presence of insulin.

Regulatory developments

Preliminary discussions with representatives from the New Zealand regulator MedSafe were supportive of LCT submitting a clinical trial application for its DiabeCell® product. LCT has submitted its application in August 2006.

At the end of 2005, the New Zealand BioEthics Committee recommended xenotransplantation be approved for use in New Zealand. After extensive consultation, the council concluded that the procedure of transplanting animal cells into humans is acceptable and should be allowed on a case by case basis.

Commercial model

LCT intends to initially offer its DiabeCell® therapy through existing diabetes transplant centres. LCT is in discussions with potential partners to assist in the long-term scale-up of the pig facilities to meet market demand.

Industry developments

Islet cell transplantation and xenotransplantation continue to make solid progress globally.

The company's islet transplantation methodology was further validated when doctors at Sydney's Prince of Wales Hospital injected a human diabetes patient with insulin-producing human islet cells encased in a seaweed extract. The chronic shortage of human organ donors throughout the world suggests other sources of cells are needed.

Human islet cell transplantation is a validated medical practice. DiabeCell® answers the unmet market needs by providing a product that eliminates the need for immuno-suppressive drugs and provides enough cells to meet market demand. LCT's specialised, reliable and safe cell source is a significant asset.

Market opportunity

Initially LCT will target type 1 diabetics. With regulatory approvals in place to start marketing DiabeCell®, indications of use for the product will be expanded to include insulin dependent type 2 diabetics.

Diabetes has a significant number of clinicians servicing the patient population. A large sales force will be needed to effectively access all of these potential product end users.

There are currently existing examples of human cell and organ transplants which have large waiting lists and dedicated infrastructure. These existing treatments provide for dedicated clinicians, protocols and facilities thereby reducing the risks involved for LCT to enter the market.

LCT has also evaluated the traditional sales and marketing models and identified key "centres of excellence" that command large portions of the type 1 diabetes marketplace. It is the goal of LCT to be prepared to initially market DiabeCell® with a small sales and marketing force to these "centres of excellence" and to pursue discussions with, and remain open to, offers by large marketing partners to assist in expanded market penetration and servicing of the type 2 insulin dependent patient population once those approvals are in place.

Q&A Prof Bob Elliott
LCT Medical Director

When will investors see a human clinical trial with LCT's DiabeCell®?

LCT's DiabeCell® product is currently being optimised and manufacturing procedures scaled. LCT intends to start clinical trials in New Zealand in 2007 and then submit an IND application with the FDA.

What will the trial involve?

The trial will involve the simple injection of encapsulated islets into the peritoneal cavity of a diabetic patient. The procedure is done under a local anaesthetic and takes approximately ten minutes to complete.

There has been a lot of publicity recently about human islet transplants as a treatment for diabetes. Will this method adequately meet the need for a type 1 diabetes cure?

No. The World Health Organisation estimates 300 million people will be diagnosed worldwide with diabetes by 2025 and many millions of people currently suffer from type 1 diabetes. There are simply not enough sources of human islets available to make human islet transplants a viable long-term therapy. In Australia alone, there are 130,000 people with type 1 diabetes but just over 200 organs donated a year. The numbers don't add up.

Will inhaled insulin or stem cells reduce the need for LCT's technology?

No. Inhaled insulin has a role to play in the management of diabetes but does not completely replace insulin injections. It does not adequately allow response to the patient's environment and metabolism. All existing products are management tools to help control diabetes. Future therapies would work progressively with these existing tools to provide a more stable, permanent solution to treating the cause of the disease.

Stem cells are a possible future treatment, but face a decade or more of development before a readily available therapy is likely.

Prof Elliott was Foundation Professor, Department of Paediatrics at the University of Auckland and is an Emeritus Professor of child health research and a world leader in diabetes and autoimmune related research.

"This continues to be one of the most exciting and promising techniques to potentially produce a cure for this disease."

American Diabetes Association spokesman Nathaniel Clark MD says islet transplantation has the potential to transform the treatment of type 1 diabetes

NeurotrophinCell

[illegible]	Phase I/IIa recruitment
[illegible]	Pivotal 12 month study
[illegible]	Initial revenue*

*Possible orphan drug/compassionate use status

Product developments

- *Positive regulatory meeting (pre-IND) held with the US FDA*
- *Well tolerated in pre-clinical primate studies with no evidence of adverse side effects*
- *Significantly diminishes the degeneration of striatal neurons in neurodegenerative conditions such as HD*

Market data

- *NtCell's lead indication is Huntington's disease*
- *A western disease affecting more than 5 in 100,000 people*
- *Approx 30,000 Americans have HD, over 200,000 more at risk of inheriting it*
- *Approx 1,200 Australians have HD, over 6,000 at risk of inheriting it*
- *Market will bear the cost of approx US$30,000 per transplant*
- *Estimated gross sales potential of US$67m in 2010 (based on 0.4% market)*



NeurotrophinCell

The NeurotrophinCell product (NtCell) protects brain tissue that would otherwise die, potentially forestalling or even preventing the debilitating consequences of neurodegenerative diseases. The product's first indication is Huntington's disease and it may also prove to be beneficial for other neurodegenerative diseases including Parkinson's, Alzheimer's and motor neuron disease.

LCT's NtCell treatment implants choroid plexus cells into the brain. These cells produce protective proteins (neurotrophins) that protect and help repair damage and are important for the health and survival of brain tissue. The choroid plexus cells produce a cocktail of neurotrophins, including the important BDNF, GDNF and NT-3 factors.

The choroid plexus cells are encapsulated in a small round biocapsule derived from seaweed and transplanted into the affected region of the brain known as the striatum, or other nearby sites that are damaged or diseased.

NtCell is unique as it can intervene prior to brain cell degeneration, targeting the onset of Huntington's disease itself, rather than just treating the symptoms.

Scientific developments

LCT has achieved positive results in a series of small animal studies and with its pre-clinical primate work for the NtCell product. It was well tolerated in these rodent and primate studies with no evidence of adverse side effects.

The pre-clinical tests revealed that brain cell damage in primates after treatment with NtCell was five times less than cell damage in control animals in a Huntington's disease model (approximately 50 per cent cell death versus 10 per cent). This confirms the significant therapeutic effect of NtCell on neurodegenerative diseases.

For further information, visit the LCT website: http://www.lctglobal.com/scientificarticles.php.

Regulatory developments

LCT met with the US Food and Drug Administration (FDA) in December 2005 to discuss requirements for the initiation of the first human clinical study of the NtCell product. Representatives from LCT attended a pre-IND meeting with members of the National Institutes of Health (NIH) and reviewers from the Centre for Biologics Evaluation and Research (CBER), the group within the FDA responsible for the evaluation of biologics, including cell and gene therapies.

LCT took the opportunity to clarify the FDA's comments on the specialised medical-grade pig herd, the manufacturing of cell products, the pre-clinical data and clinical trial design and were pleased to see no major obstruction with the program as presented in LCT's Pre-IND package.

At present, the company is preparing the IND application for permission to conduct a clinical trial in the United States. The trial would involve the injection of a small volume of the capsules into the brain of patients who already experience severe symptoms of Huntington's disease.

It may be possible to also receive orphan drug status for NtCell, enabling a range of assistance measures including seven years marketing exclusivity.

Commercial model

NtCell will be manufactured in-house and distributed via existing Huntington's disease specialist treatment centres across the US initially. Initial revenues will help fund pipeline products.

Other applications

NtCell is also entering research trials for other neurodegenerative diseases, hearing loss and diabetes prevention.

Market opportunity

Huntington's disease has a relatively small number of specialist clinicians and centres servicing the patient population. A few hundred specialised clinicians mostly located in US medical centres can be adequately addressed by a small sales force. LCT believes that it will be able to build such a sales force and scale its production and distribution capabilities to meet sales for the product. It is the goal of LCT to demonstrate the value of the NtCell product line in markets proximal to its operating companies in the US and New Zealand.

LCT will of course pursue discussions with and remain open to offers by large marketing partners to assist in expanded market penetration and geographical representation.

Q&A : Mr Alfred Vasconcellos

CEO, LCT BioPharma

Why is the pre-IND meeting with the FDA significant?

It has been a very important step in outlining the roadmap to satisfy regulatory requirements and moves the company one step closer in its pursuit of an IND (Investigational New Drug) application for our cell therapy treatment for Huntington's disease. The meeting has provided strong reassurance that xeno-based cell therapies have a clear and defined pathway to market.

What are the next steps?

The FDA has clarified the necessary studies to be included in the IND application. Once these are completed, the application can be filed with the FDA. An IND must typically contain information in three broad areas: manufacturing, animal pharmacology and toxicology, and clinical protocols and investigator information.

When will investors see a human clinical trial with LCT's NeurotrophinCell?

LCT anticipates starting recruitment of patients for the clinical trial in 2007.

Where will the clinical trials be done?

At this stage, initial clinical studies are planned for the United States. The US has published clear guidelines covering the use of animal cells to treat humans (called xenotransplantation).

How will the study be structured and what will the study endpoints be?

The clinical trial design would cover two main studies – a combined phase I/IIb to evaluate safety, and then a pivotal study for efficacy of the transplant. The primary and secondary endpoints will include neurological, functional and cognitive assessment to determine the therapeutic effect.

Mr Vasconcellos is a medically trained engineer with a business degree from Northwestern University and was a co-founder of CytoTherapeutics Inc., established the Strategic Market Development Department for Pfizer in New York City and headed R&D for the anesthesia and surgical care division of Kendall.

"It's paradoxical: the field of transplantation itself has done so well over the past few decades that we're now faced by a major limitation brought on by the success of allogeneic transplantation. We just don't have enough organs.

There are thousands of people dying each year waiting for organs, and many others who don't even get on the waiting list."

Dr Sachs, Director of the Transplantation Biology Research Center
Massachusetts General Hospital

Collaborative programs

1. Virology studies

Elizabeth Macarthur Agricultural Institute, Australia
Robert Koch Institute, Germany
Massey University, NZ
University of Glasgow, Scotland

LCT's virology group continues to investigate pig retroviruses and provide data to the US Centre for Disease Control. LCT is involved in Professor Morris' study of pig circovirus type 2 (PCV2) at Massey University and uses the Virology Laboratory at Elisabeth Macarthur Agricultural Institute in Sydney to perform serological tests on PCV2 and Mycoplasma hyopneumonia for routine herd screening and for the PMWS study.

LCT has also undertaken studies with Dr Linda Scott of the University of Glasgow in Scotland to investigate LCT's unique proprietary herd of Auckland Island pigs and porcine retroviral recombinants.

2. Encapsulation technologies

University of Perugia, Italy
Vanderbilt University, USA

LCT maintains strategic relationships with the Department of Medicine and Endocrine and Metabolic Services, University of Perugia, Italy and the Vanderbilt University in Tennessee, USA as it continues to develop its encapsulation technologies.

3. Huntington's disease and neuro programs

Brown University, USA
Georgia Medical College, USA
Howard Florey Institute, Australia
Rush Presbyterian Medical Center, USA

LCT's neurobiological group continues to work with a number of institutes and leading research personnel to progress its NeurotrophinCell product in Huntington's disease and stroke models.

LCT has an agreement with the Howard Florey Institute to investigate the effects of the company's proprietary NtCell capsules when implanted in the brain of the SOD1 rat model of ALS and in a Huntington's disease model.

LCT is conducting discovery/pre-clinical programs, or is in collaborative discussions on the following programs:

- *Motor neuron disease (Lou Gehrig's Disease or ALS)*
- *CNS trauma (central nervous system)*
- *Hearing loss*
- *Stroke*

The World Health Organisation estimates 250 million people currently suffer from a disabling hearing impairment and LCT's collaboration with the Bionic Ear Institute will target the large markets for both existing and potential sensorineural hearing loss.



4. Other programs

Bionic Ear Institute, Australia – collaborative agreement to investigate sensorineural hearing loss. LCT has the option to acquire an exclusive licence to commercialise the results.

MultiCell Technologies, USA – joint venture with US adult stem cell company MultiCell Technologies. LCT's encapsulation technology is being used to extend the functionality of MultiCell's adult liver stem cells and immortalised human hepatocytes. Under the terms of the agreement, jointly developed intellectual property will be co-owned, with LCT retaining commercialisation rights for the field of cell therapy.

St Vincent's Hospital/University of NSW, Australia – LCT provides St Vincent's Hospital with neonatal porcine choroid plexus cells to conduct in vitro studies and determine their effect on the conversion of tryptophan to quinolinate via the Kynurenine pathway.

Struve Laboratories, USA – research collaboration which provides a service for the hysterotomy of sows.





Scientific Perspectives



Cell source

LCT's Biocert® pigs

LCT's Biocert® pigs are arguably the most disease free pigs in the world. Located on the Auckland Islands between the south island of New Zealand and Antarctica for centuries without human contact, the isolation of the pigs has kept them free of infections common in other herds.

Thorough screening for disease at quarterly intervals has demonstrated that they are free from microbial pathogens of pigs, and indeed are the only known herd in the world which is Porcine Circovirus 2 free. The LCT Virology Department has submitted tissue samples to recognised experts in the USA, Australia, Germany, Canada and Spain for independent views on whether the Auckland Island pigs can be classified as "high health status". The scientific evidence from all these sources confirms LCT's findings.

The pigs must be bred and raised in isolation from all other animals in a pathogen free environment, protected from possible infections from birds, rodents and insects and be raised on feed that is free of mammalian components for at least three generations. LCT has filed a patent for a method of breeding and selecting high health status pigs for medical use to the approved FDA standard.

Why pig cells

Porcine cells have been used to treat human diseases, particularly diabetes, for well over half a century. They have the following desirable characteristics:

- They are mammalian cells which have been proven to function for years in the alginate capsules in humans and animals.
- Pig insulin, clotting factors, collagen and heart valves have successfully been used in human medicine for many years.
- Pig islets and other pig tissues have been proven to be physiologically compatible with humans.
- Unlike stem cells, porcine cells don't carry the risk of tumor formation or proliferation of the cells once implanted.
- They are not genetically modified.
- Commercial rearing and breeding of pigs for food already exists in large numbers.
- The availability of human cells for transplants is continuing to decline.

Risk prevention

LCT currently has two pig facilities in NZ with plans for an additional SPF unit in development. Discussions are progressing for a third facility. Multiple sites mitigate concerns of any potential infection of the herd.

Scientific evidence

A 1999 study published in Science of 160 human patients worldwide who were treated with live pig cells or tissue showed no sign of PERV (porcine endogenous retrovirus) infectivity. LCT has also subsequently published data reporting no evidence of PERV infection in 18 patients monitored for up to 9 years.

Pig specialists

LCT's senior staff are also experienced in the breeding and monitoring of biocertifiable pigs.

***Dr Alexander Ferguson** is LCT's veterinarian and has many years experience in animal health care and veterinary science. Dr Ferguson has expert knowledge in the establishment and maintenance of disease-free animals.*

***Ms Isobel Cooper** has 25 years previous experience in the United Kingdom with the management and operation of specific pathogen free research and breeding facilities.*

***Dr Olga Garkavenko** is LCT's virologist who has been a major contributor to scientific knowledge on the safety and monitoring of biocertifiable pigs for medical use.*

LCT's virology group continues to investigate pig retroviruses and provide data to the US Centre for Disease Control and other regulatory authorities.

New diagnostic and donor characterisation tests are constantly in development at LCT to comply with new research findings. The newest development is to identify pigs for selective breeding – pigs with blood group O and low PERV pro-viral copy number. These pigs are favorable for xenotransplantation in terms of immune compatibility and the very low risk of infection.

LCT continues to keep the NZ Health Research Council & Gene Technology Advisory Committee, the Therapeutic Goods Administration (TGA), the National Heath & Medical Research Council (NHMRC) and the Gene & Related Therapies Research Advisory Panel (GTRAP) informed of recent evidence and information on the safety and efficacy of live cell therapy.

"Companies and scientists from around the world have also realised that a secure supply of pig cells is essential. LCT's BioCert® pigs have become very important to these researchers."

LCT CEO, Mr David Collinson



Cell therapy explained

The cell therapy solution

Cell therapy dates back hundreds of years as a medical solution. From its earliest medical pioneers, the thought process has been to restore the lost function to the human body. Whilst the use of human cells has now become a recognised treatment, with the first human clinical trials of islet cell transplants in diabetic patients dating back to 1986, the scarcity of human donor cells remains a problem.

Unfortunately, the rate of organ donations has not kept pace with the development of cell therapy treatments. As a result, medical practitioners have had to look elsewhere for other sources of cells.

Xenotransplantation

Scientists have long held the belief that cells from animal sources can cure human disease. As far back as the 1930s, Dr Paul Niehans, later to become known as the 'father of cell therapy', used parathyroid gland cells from a calf to treat a dying human patient. The patient lived for a further 30 years and an important medical breakthrough had been made.

Pigs and insulin

Pigs and the treatment of diabetes are closely linked. Physiologically, pigs and humans are very similar in organ size and function. Pig insulin and human insulin are a good match as the blood levels of glucose are similar in both species. Until 1978 when human insulin was synthesised in the laboratory as a treatment for diabetes, diabetics relied on animal insulin to survive. At a more practical level, the commercial rearing and breeding of pigs for food already exists in huge numbers.

Safety

Recent scientific evidence suggests the risks of using porcine cells in humans do not exist as first feared. A 1999 study of 160 human patients worldwide showed no sign of PERV (porcine endogenous retrovirus) infectivity.

The way forward

Scientific evidence and experience suggests porcine cells are a legitimate source of cell therapy treatment. The questions of safety raised in the last decade have largely been answered whilst there is very little to indicate these cells are a grave risk to humans.

What is cell therapy?

Cell therapy is the transplantation of cells (from human or animal origins) to replace or repair damaged tissue and/or cells. The goal is for the healthy cells to become integrated into the body and begin to function like the patient's own cells.

How are cell therapies being used today?

- *Pancreatic cells implanted into diabetics to produce insulin*
- *Bone marrow transplants*
- *Graft new skin cells to treat serious burn victims*
- *Grow new corneas for the sight-impaired*
- *Rebuild damaged cartilage in joints, repair spinal cord injuries and treat neurological disorders*

What is xenotransplantation?

Xenotransplantation is the transplantation of living cells, tissues and organs from one species to another.

LCT's pig herd is free from the viruses and diseases common in other breeds of pigs. The New Zealand herd is particularly unique in that it is free of porcine circa virus 2 (PCV2). Rigorous screening of the source animals to a recognised FDA regulatory standard is a further commitment to using only healthy, infection-free cells for transplantation.



Timeline: A short history of cell therapy & xenotransplantation

1536	PA Paracelsus – German-Swiss physician and alchemist who believed that the best way to treat an illness was to use living tissue.
1667	Jean-Baptiste Denis – Attempted to transfuse blood from a calf into a mentally ill patient.
1920s	Pig insulin used as a treatment of diabetes. Human insulin not synthesised in the lab until 1978.
1930s	Blood transfusion established as medical procedure to replace lost blood.
1931	Dr Paul Niehans became known as the 'father of cell therapy' when he used parathyroid gland cells from a calf in a saline solution to treat a dying human patient. The patient lived for another 30 years.
1950s	Over one million pig heart valves have been implanted since the 1950s.
1969	First human bone marrow transplant as treatment for leukemia by ED Thomas.
1986	First human clinical trials of islet cell transplants in diabetic patients.
1990s	Pig intestinal mucosa used for repair.
1991	Isolation of human stem cells by Systemix Inc.
1994	Pig to human pancreatic islet cell transplants begin in clinical trial involving 10 patients – Karolinska Institute, Sweden.
1995	Transplant of pig to human foetal neural cells in clinical trials for treatment of Parkinson's disease begins in Boston, USA.
1996	Pig to human foetal cell xenograft in brain to improve end-stage Parkinson's disease. Condition of human patient improves dramatically within one month of treatment and onwards.
1998	First intra-cerebral cell transplant to reverse brain damage caused by stroke.
1999	Imutran Ltd publishes study in Science of 160 patients worldwide who have received live pig cell and tissue implants. Findings reveal no PERV infectivity in these patients.
1999	World's first pig to human xenograft treatment for stroke. 30 million porcine foetal neural cells implanted into the damaged brain and improvement noted within 24 hours of operation – Boston, USA.
2006	There are currently at least half a dozen clinical trials underway in Europe and China using xenotransplantation as well as a FDA approved clinical trial of an animal tissue treatment for Parkinson's disease in the USA.

Sources
Jain Pharma Biotech (2006) Cell Therapy – Technologies, Markets & Companies.
http://www.pbs.org/bloodlines/timeline/text_timeline.html
http://biomed.brown.edu/Courses/BI108/BI108_2003_Groups/Xenotransplantation/



Patents

LCT's portfolio of patents and patent applications are in a series that encompass the use of porcine cells for the treatment of diabetes and CNS disorders, methods of encapsulating cells and selective breeding of pigs suitable as a source of tissues for human therapeutics.

Presently, LCT has 12 granted and 34 patents filed and in prosecution. One of these is in National Phase in Europe.



Summary of LCT patent portfolio

Product Category	Series #	Description
DiabeCell Pty Ltd *Area of porcine islet cell transplantation (xenotransplantation)*	1	Directed to the use of porcine islets in the treatment of human diabetes and patents are granted in New Zealand and in the United States.
	2	Directed to xenotransplantable compositions comprising neonatal porcine islet cells that have been exposed to nicotinamide and optionally encapsulated in alginate. Patents are granted in New Zealand, Singapore, Australia and Europe, pending in the United States.
	3	Directed to xenotransplantable compositions of porcine islet cells which are exposed during preparation and/or culture to sertoli cells. Alternatively, the compositions may comprise a mixture of Sertoli cells and islet cells. The islets (and Sertoli cells) may be encapsulated in alginate or may be present in a vascularised collagen tube. Patents are granted in New Zealand and Australia, and are pending in the United States and Europe.
	4	Directed to 'aggregates' of porcine islet cells and Sertoli cells and to methods of making the same. Patents are granted in New Zealand and are pending in Australia, the United States, Canada, South Africa, Europe, China and Singapore.
	5	Directed to a method of long term in vitro culture of secretory cells (eg. Islet cells) and support cells (eg. Sertoli cells). Patents are pending in the United states, Europe, Australia, Singapore, New Zealand and Hong Kong.
NeurotrophinCell Pty Ltd *Use of choroid plexus (CP) cells in the treatment of neurological disorders and diabetes*	7	Directed to xenotransplantable compositions comprising CP cells for transplantation into the brain to treat any neurological disorder. A patent is granted in Singapore and applications are pending in Europe and the United States.
	10	Directed to the use of CP cells and CP conditioned media as a supplement to in vitro culture of non-CP cells (series 10.1 and 10.3) and to the use of CP cells to treat diabetes (series 10.2 and 10.4). A PCT international patent application and New Zealand patent application is pending for each invention.
Fac8Cell Pty Ltd	6	Directed to the use of liver-associated cells (such as gall bladder cells) that secrete factor VIII and other liver secretory factors, to treat liver disorders. Also included is a specific method of culturing hepatocytes (and non-hepatocytes). The New Zealand application has been accepted and will proceed to grant shortly. A PCT international application is pending; national phase entry is due on 30 September 2006.
Living Cell Products Pty Ltd *Areas of lung cell delivery modes, pig breeding and cell encapsulation methods*	8	Directed to the use of encapsulated cells for the treatment of cystic fibrosis, and to a delivery device comprising the encapsulated cells. A patent is granted in New Zealand and applications are pending in the United States, Europe, Singapore and Australia.
	9	Directed to a method of breeding disease-free and (specifically low PERV) Auckland Island pigs and cell and tissues from the pigs for use in xenotransplantation. An international PCT application and a New Zealand application are pending.
	11	Directed to a new method of encapsulating cells for xenotransplantation. A United States provisional application is pending. A PCT international application will be filed in October 2006.

New patent applications

The following table outlines the new patent applications filed in the past year.

15 Apr 06	**Swine population and uses thereof** LCT has filed an application for the breeding of Auckland Island pigs with selected characteristics. All pigs have PERV, or pig endogenous retroviruses. To date there has been no evidence of transmission of PERV to humans or live animals. LCT intends to improve its stock of pigs by selective breeding of pigs. The intention is to have pig cells that have low amounts of PERV, no infectious virus and of selected blood types. LCT's breed of pigs are highly suitable as a source of cells for human therapeutics.
18 Apr 06	**Choroid Plexus and uses thereof** LCT filed a PCT application relating to the effects of CP products on islets and use in non-CNS conditions. LCT's NtCell secretes many cell growth proteins and hormones. In addition to developing NtCell for the treatment of brain and nerve diseases, LCT has noted that the factors that NtCell releases are able to enhance the growth of other cells including islets, skin fibroblasts and the cells that line blood vessels. NtCell may thus be useful in enhancing the survival of islets during its preparation as a human therapeutic. NtCell may also be used to keep endothelial cells (cells lining blood vessels) viable. The endothelial cells produce Factor VIII, the clotting factor missing in those with haemophilia. There is thus a new application (use) of NtCell in the manufacturing of live cell therapeutic products.
7 Jun 06	**Choroid Plexus and uses thereof** LCT has filed an international patent application (PCT) for a further therapeutic use of choroid plexus cells. The patent follows initial research studies confirming the prevention of diabetes in NOD mice using choroid plexus cells. The extension of the company's patent portfolio covers the use of choroid plexus cells in a variety of neuroprotective, autoimmune and therapeutic uses.

Granted patents

The following patents were granted or allowed in the past year and their expiry dates are 2021–2023.

30 Jun 05	Singapore	Preparation and Xenotransplantation of Porcine Islets (Patent reference #90606, LCT Series 2.4)
30 Jun 05	Australia	Preparation and Xenotransplantation of Porcine Islets (Patent reference #28930/01, LCT Series 2.5)
8 Sep 05	New Zealand	Porcine Islets for Xenotransplantation (Patent reference #519540, LCT Series 4.1)
6 Jun 06	USA	LCT received a notice of allowance from the USPTO for the patent titled Preparation and Xenotransplantation of Porcine Islets (US 09/857325, Confirmation No 3318, LCT Series 2.6). This patent extends LCT's claims to methods of preparing islets and the treatment of diabetes. Collectively these are broad patent claims for the treatment of diabetes using xenotransplantation (animal cell transplants).

Notes



Corporate Information

Michael Yates	Resigned 25 August 2006
Simon O'Loughlin	
Roger Coats	Resigned 16 March 2006
Charles Macek	Appointed 16 March 2006
David Collinson	
Robert Elliott	
Alfred Vasconcellos	
Laurie Hunter	Appointed 25 August 2006

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Company secretary

The following person held the position of Company Secretary at the end of the financial year:

Nick Geddes FCA, FCIS

Nick is the principal of Australian Company Secretaries, a company secretarial practice, which he formed in 1993. He is a member of the National Council of Chartered Secretaries Australia and Chairman of the NSW Branch of that Institute, with previous experience as a Chartered Accountant and Company Secretary, including investment banking and development and venture capital in Europe, Africa, the Middle East and Asia.

Principal activities

The principal activity of the Group during the financial year was:

- the development of cell based medical treatments

There have been no significant changes in the nature of the Group's principal activity during the financial year.

Director information

Michael Yates

Non-Executive Chairman (resigned 25 August 2006)
BA(Hons) Leeds University UK
Age : 56

Mick Yates is a globally experienced CEO based in the United Kingdom. He has almost 30 years of experience with multinationals in Europe, the USA and the Asia-Pacific. Mick was Procter and Gamble's Regional Vice President based in Hong Kong and Japan. He then joined Johnson & Johnson as Company Group Chairman Asia-Pacific Consumer based in Singapore. In 2001 Mick returned to the UK to set up his own leadership and strategy advisory company, Leader Values Ltd.

Mick had been Director and Chairman of LCT since 15 April 2004. He was appointed Executive Chairman on 30 November 2004 and since November 2005 he held the position of Non-Executive Chairman.

(After balance date, on 25 August 2006 Mick resigned from the Board and was replaced by Laurie Hunter as a new additional independent director and Simon O'Loughlin was appointed Chairman.)

Simon O'Loughlin

Independent Director (Chairman since 25 August 2006)
BA Acc
Age : 49

Simon O'Loughlin is a legal practitioner with over 25 years experience as a corporate and commercial solicitor. He has had extensive involvement in the corporate world, especially in relation to the formation, structuring and listing of small to medium sized companies.

Simon is a Director of Aura Energy Ltd, Petratherm Ltd and WCP Diversified Investments Ltd. In recent times he has been a Director of Gowit Ltd (now Agincourt Resources Ltd). Simon is a Past President of the Save the Children Fund (SA Division) and a Past Chairman of Taxation Institute of Australia (SA Division).

Simon's knowledge of Australian corporate law and Australian Stock Exchange listing rules is critical for his role on the Board and its committees.

Robert Elliott

Medical Director
MBBS, MD, FRACP
Age : 72

Professor Elliott trained as a paediatrician at Adelaide University. He moved to New Zealand in 1970 to become the Foundation Professor, Department of Paediatrics at the University of Auckland. Professor Elliott co-founded LCT.

He is an Emeritus Professor of child health research, Professor of Paediatrics and a world leader in diabetes and autoimmune related research. Professor Elliott is on the Board of the New Zealand Child Health Foundation and the Wings Trust (a NZ trust for the treatment of alcohol and substance abuse). He is also patron of the NZ Cystic Fibrosis Foundation. In 1999 he was awarded a CNZM (a Companion of the New Zealand Order of Merit) for services to the community.

David Collinson

Executive Director and Chief Executive Officer
Age : 57

David Collinson is a New Zealand company director who, with Professor Robert Elliott, founded LCT's research and development activity in 1987 when his son became diabetic at the age of two.

David has contributed a substantial amount of private capital to the establishment of LCT and has been instrumental in raising further funding for the development and growth of LCT. He has been the driving force behind the international development of the company.

David is a Director of J Collinson Ltd and is also a director of several new biotechnology companies in the food and health sector. He also founded the New Zealand Textile Importers Institute.

Alfred Vasconcellos

Executive Director, President & CEO LCT BioPharma Inc
Bs-ESc, MEM, HMD
Age : 50

Al Vasconcellos serves as President and CEO of LCT BioPharma. Prior to LCT, Al was President and CEO of Sertoli Technologies Inc., a Sertoli cell therapy company and Chief Operating Officer of the ETEX Corporation, a fully integrated company and a leader in the field of cell and hard tissue regeneration with worldwide sales in the ENT, orthopedic and dental markets. He was a co-founder of CytoTherapeutics Inc., established the Strategic Market Development Department for Pfizer in New York City and headed R&D for the anesthesia and respiratory care division of Kendall.

Al is a medically trained engineer with a business degree from Northwestern University.

Charles Macek

Independent Director (Appointed 16 March 2006)
FCPA, SF Fin, FAICD, FAIM, FCA, B.Economics, M.Admin.
Age : 59

Charles has more than 30 years experience in financial services, including insurance, stock broking, investment management and investment banking in Australia, New Zealand, UK, US and Japan. Previously he was Managing Director of County Natwest Australia Investment Management Ltd (now INVESCO) from 1985 to 1995 and was Chairman between 1995 and 2001. He was previously involved in the investment banking industry with Wardleys and Colonial Mutual.

Charles is currently Chairman of the Financial Reporting Council (FRC), a Director of Wesfarmers Limited and Telstra Corporation Limited and Chairman of Sustainable Investment Research Institute (SIRIS).

Laurie Hunter

Independent Director (Appointed: 25 August 2006)
MA (Hons)
Age : 59

Laurie has over 35 years experience as a stockbroker, investment banker and corporate investor in London, Paris and San Francisco. Laurie was a member of The Stock Exchange, London, a partner at L.Messel & Co, London, a director of Shearson Lehman Hutton and founder of Hunter Capital.

His recent focus has been on investing in and providing strategic advice to developing companies.

Meetings of directors

During the financial year, 12 meetings of directors were held. Attendances by each director during the year were as follows:

[illegible]	[illegible]	[illegible]
Michael Yates	12	11
Simon O'Loughlin	12	12
Roger Coats	7	7
Charles Macek	6	6
David Collinson	12	12
Robert Elliott	12	12
Alfred Vasconcellos	12	12

Business review

Principal activities

The principal activity of the Group during the financial year was:

- the development of cell based medical treatments

There have been no significant changes in the nature of the Group's principal activity during the financial year.

Corporate structure

The companies within the economic entity make up a vertically integrated cell therapy business operating globally, through offices in Australia (Country of Incorporation), New Zealand and the United States. The economic entity is a public listed company (ASX : "LCT") incorporated and domiciled in Australia, with David Collinson as Group CEO.

The economic entity has three distinct operating divisions:

The research and production division is located in Auckland, New Zealand. This unit is headed by Dr Paul Tan who has extensive international experience in operating research facilities, conducting clinical studies and managing intellectual property portfolios.

The product development division is located in Rhode Island, USA, headed by Alfred Vasconcellos whose experience with CytoTherapeutics, Pfizer and Sertoli is well suited to leading the company through the regulatory pathways of the FDA and negotiations with major pharmaceutical companies. The design of the last stages of pre-clinical trials is critical to gaining acceptance from the regulatory authorities.

Corporate affairs are managed between Auckland for financial control and reporting (under the management of Richard Justice, an experienced CFO with public company experience for companies listed in New Zealand, Canada and the United States), Sydney for company secretarial matters and corporate governance (with Nick Geddes as Company Secretary) and the Melbourne based office (managed by LCT Australia's General Manager Paris Brooke) focusing on investor relations.

Employees

As at 30 June 2006 the Group employed 45 staff. (2005: 35).

Review of operations

The business of Living Cell Technologies Ltd ("LCT") began in a quest for a treatment for type 1 diabetes that would not only minimise or replace daily injections of insulin but also avoid the long term complications created by the disease.

The company has since developed into a biotech manufacturing company with a unique international infrastructure and a suite of products ready to enter human clinical trials.

It is the view of the Board of Directors that the company is now poised to make significant progress towards the commercialisation of the company's products, resulting from the company's focus on the implantation of healthy living cells to replace, repair or regenerate diseased or damaged organs. Treatment with LCT's cell products does not require the use of toxic drugs to prevent rejection.

The company's product portfolio focuses on treatments for neurological disorders such as Huntington's disease, type 1 diabetes and haemophilia.

LCT's competitive advantages in the field of transplantation of living cells for the controlled, long term delivery of therapeutic proteins without immunosuppressive drugs include a specialised source of cells from a designated pathogen free herd, GMP cell processing and manufacture, proprietary alginate encapsulation technology and a strong patent position.

Importantly LCT owns its source of its cells, the specialised herd of Biocert® pigs, which are of the highest health and disease-free status.

In addition, to address the regulatory requirements for xenotranspla-ntation, LCT has established a suite of diagnostic tests and a screening strategy for monitoring its donor herd of Biocert® pigs, maintaining their disease-free status and documenting their health data accumulated over the past 3 years. The same suite of tests also form part of a program for transplant recipients which LCT expects to be acceptable to regulatory bodies as it is now based on experience and data from patients who have received live cell transplants.

During the financial year ended 30 June, 2006 LCT completed and announced results for pre-clinical studies for its two lead products; DiabeCell® for type 1 diabetes and NeurotrophinCell for Huntington's disease.

The company has expended its funds primarily in the pre-clinical development of its lead products.

During the year the following grants were announced:

- New Zealand Trade & Enterprise (NZTE) awarded a NZ$480,000 grant to help progress the development of cell based therapeutic products
- Cure Kids New Zealand awarded a NZ$100,000 grant to pursue the company's program of liver cell transplantation treatment of the inherited bleeding disorder, haemophilia.
- Foundation for Research, Science and Technology awarded a grant of NZ$2,730,000 to further build the company's cell production capability to meet clinical trial and market demands.

These grants total NZ$3,310,000, which equates to approximately $2,704,000 AUD. Grant claims are submitted by the company on the achievement of certain pre-identified milestones. In the financial year ended 30 June 2006 a total of $186,962 had been received, leaving a balance of approximately $2,517,000 to be received by the company in the future, on the completion of the required milestones.

Operating results

The consolidated loss of the Group amounted to $6,819,611. (2005: Loss of $6,426,653).

Financial review

Financial position

The net assets of the Group have decreased by $1,339,496 from $3,135,554 to $1,796,058 in 2006. The decrease has largely resulted from the following factors:

- Share Capital increasing by $5,148,578 from $19,536,574 to $24,685,152
- Whereas the result for the year was a loss of $6,819,611.

Cash from operations

Net cash outflow from operating activities moved from $6,094,932 in the previous period to $6,610,850, an increase of 8% in line with the increased operational activities within the Group.

Liquidity and funding

As at 30 June 2006 the Group had $2,956,379 cash in the bank, compared to $2,648,491 as at the previous year end, which based on historical levels of operational cash flow requirements would allow the Group to fund current operations for approximately 5 months, which is consistent with the position at the previous year end.

There is on-going activity to secure additional investment funding which will be raised at appropriate times to support future growth and development of the business. Since balance date an amount of $680,992 in share capital has been received, being the balance of the $2,800,000 capital raising round concluded just prior to balance date.

Remuneration report

This report details the nature and amount of remuneration for each director of Living Cell Technologies Limited, and for the executives receiving the highest remuneration.

Remuneration policy

The remuneration policy of Living Cell Technologies Limited has been designed to align director and executive objectives with shareholder and business objectives by providing a fixed remuneration component and offering specific long-term incentives based on key performance areas affecting the Group's financial results. The Board of Living Cell Technologies Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and directors to run and manage the Group, as well as create goal congruence between directors, executives and shareholders.

The Board's policy for determining the nature and amount or remuneration for the Board members and senior executives of the Group is as follows:

- the remuneration policy, setting the terms and conditions for the executive directors and other senior executives, was approved by the Board after seeking professional advice from independent external consultants.
- all executives receive a base salary (which is based on factors such as length of service and experience) plus where appropriate superannuation, fringe benefits, options and performance incentives.
- the Board reviews executive packages annually by reference to the Group's performance, executive performance, experience, length of service and comparable information from industry sectors.

The policy is designed to attract the highest caliber of executives and reward them for performance that results in long-term growth in shareholder wealth.

The contracts for service between the company and key management personnel are on a continuing basis, the terms of which are not expected to change in the immediate future. Any options not exercised before or on the date of termination lapse.

Executives are also entitled to participate in the employee share option arrangements.

The Australian based directors and executives receive a superannuation guarantee contribution required by the government, which is currently 9%, and do not receive any other retirement benefits. Some individuals, however, have chosen to sacrifice part of their salary to increase payments towards superannuation.

All remuneration paid to directors and executives is valued at the cost to the company and expensed. Shares given to directors and executives are valued as the difference between the market price of those shares and the amount paid by the director or executive. Options are valued using the Black-Scholes methodology, with model inputs for options granted in the year ended 30 June 2006 including volatility, exercise price, market price, option expiry date and risk free interest rate.

The Board policy is to remunerate non-executive directors at market rates for time, commitment and responsibilities. The Board determines payments to the non-executive directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required. The maximum aggregate amount of fees that can be paid to non-executive directors is subject to approval by shareholders at the Annual General Meeting. Fees for non-executive directors are not linked to the performance of the Group. However, to align directors' interests with shareholders' interests, the directors are encouraged to hold shares in the company and are able to participate in the employee option plan.

Key management personnel

Names and positions held of economic and parent entity key management personnel in office at any time during the financial year are:

David Collinson	Director & Group CEO
Al Vasconcellos	Director & CEO LCT BioPharma
Robert Elliott	Medical Director
Richard Justice	Chief Financial Officer
Paul Tan	Managing Director Living Cell Technologies New Zealand Ltd
Paris Brooke	General Manager LCT Australia
Dwaine Emerich	VP of Research and Chief Scientific Officer
Chris Thanos	Director of Research LCT BioPharma Inc

Details of remuneration for the year ended 30 June 2006

	Short Term Benefits			Post Employment Benefits		Equity	
	Salary Fees & Commissions	Cash Bonus	Non-Cash Benefits	Superannuation Contribution	Retirement Benefits	Options	Total
Directors							
Michael Yates	$112,500					$58,582	$171,082
Simon O'Loughlin	$42,368			$3,561		$19,527	$65,456
Roger Coats[1]	$32,047			$2,632			$34,679
Charles Macek[2]	$12,500						$12,500
David Collinson	$196,822						$196,822
Al Vasconcellos	$356,035					$68,345	$424,380
Robert Elliott	$187,258						$187,258
	$939,530	**$0**	**$0**	**$6,193**	**$0**	**$146,454**	**$1,092,177**
Specified Executives							
Richard Justice	$233,368					$22,978	$256,346
Paul Tan	$206,018					$39,054	$245,072
Paris Brooke	$110,000			$9,900			$119,900
Dwaine Emerich	$233,366					$750	$234,116
Chris Thanos	$142,424					$1,250	$143,674
	$925,176	**$0**	**$0**	**$9,900**	**$0**	**$64,032**	**$999,108**

(1) Roger Coats resigned 16 March 2006.
(2) Charles Macek appointed 16 March 2006

Details of remuneration for the prior year ended 30 June 2005

	Short Term Benefits			Post Employment Benefits		Equity	
	Salary Fees & Commissions	Cash Bonus	Non-Cash Benefits	Superannuation Contribution	Retirement Benefits	Options	Total
Directors							
Michael Yates	$125,036					$104,003	$229,039
Simon O'Loughlin	$40,947			$4,215		$34,668	$79,830
Roger Coats	$205,005			$10,652			$215,657
Charles Macek							$0
David Collinson	$171,391						$171,391
Al Vasconcellos	$316,888					$121,337	$438,225
Robert Elliott	$163,891						$163,891
	$1,023,158	**$0**	**$0**	**$14,867**	**$0**	**$260,008**	**$1,298,033**
Specified Executives							
Richard Justice[1]	$100,737						$100,737
Paul Tan	$212,778					$69,336	$282,114
Paris Brooke[2]	$24,979						$24,979
Dwaine Emerich[3]							$0
Chris Thanos[3]							$0
	$338,494	**$0**	**$0**	**$0**	**$0**	**$69,336**	**$407,830**

(1) Richard Justice appointed CFO on 10 November 2004.
(2) Paris Brooke was appointed General Manager LCT Australia Pty Ltd on 1 April 2005.
(3) Dwaine Emerich and Chris Thanos were not Specified Executives in the year ending 30 June 2005.

Compensation options for the year ended 30 June 2006

Options granted as compensation to directors and key management personnel during the financial year:

Key Management Personnel	Vested No.	Granted No.	Grant Date	Value per Option at Grant Date	Exercise Price	Exercise Date
Specified Executives						
Richard Justice	175,000	175,000	6-Jul-05	$0.1313	$0.24	15-Nov-05
Richard Justice	-	150,000	16-Mar-06	$0.1214	$0.30	9-Mar-07
Dwaine Emerich	-	50,000	18-Mar-06	$0.1724	$0.23	16-Mar-08
Chris Thanos	-	30,000	17-Mar-06	$0.1724	$0.23	16-Mar-08
Total	**175,000**	**405,000**				

Compensation options for the prior year ended 30 June 2005

Options granted as compensation to directors and key management personnel during the previous financial year:

Key Management Personnel	Vested No.	Granted No.	Grant Date	Value per Option at Grant Date	Exercise Price	Exercise Date
Directors						
Michael Yates		450,000	28-Oct-04	$0.36	$0.30	15-Nov-05
Simon O'Loughlin		150,000	28-Oct-04	$0.36	$0.30	15-Nov-05
Alfred Vasconcellos		525,000	28-Oct-04	$0.36	$0.30	15-Nov-05
	-	**1,125,000**				
Specified Executives						
Paul Tan		300,000	28-Oct-04	$0.36	$0.30	15-Nov-05
Total	-	**1,425,000**				

Compensation options

	Options as % of Remuneration	Option cost in Future Years
Directors		
Michael Yates	34.2%	$0
Simon O'Loughlin	29.8%	$0
Roger Coats	0.0%	$0
Charles Macek	0.0%	$0
David Collinson	0.0%	$0
Al Vasconcellos	16.1%	$0
Robert Elliott	0.0%	$0
	13.4%	**$0**
Specified Executives		
Richard Justice	9.0%	$12,818
Paul Tan	15.9%	$0
Paris Brooke	0.0%	$0
Dwaine Emerich	0.3%	$7,370
Chris Thanos	0.9%	$4,422
	6.4%	**$24,610**

Options usually vest within one to two years of grant date and expire within three to four years of vesting. Options granted to date have not been subject to performance conditions and are part of the remuneration packages. Options may be granted to key management personnel with more than six months' full-time service.

Options and rights holdings as at year end 30 June 2006

Number of options held by directors and key management personnel at the year end:

	Balance 1-Jul-05	Granted as Remuneration	Options Exercised	Net Change / Other	Balance 30-Jun-06
Directors					
Michael Yates	450,000	-	-	-	**450,000**
Simon O'Loughlin	150,000				**150,000**
David Collinson	2,123,300				**2,123,300**
Al Vasconcellos	525,000				**525,000**
Robert Elliott	2,123,300				**2,123,300**
	5,371,600	-	-	-	**5,371,600**
Specified Executives					
Richard Justice		325,000			**325,000**
Paul Tan	300,000				**300,000**
Dwaine Emerich		50,000			**50,000**
Chris Thanos		30,000			**30,000**
	300,000	**405,000**	-	-	**705,000**
Total	**5,671,600**	**405,000**	-		**6,076,600**

Options and rights holdings as at prior year end 30 June 2005

Number of options held by directors and key management personnel at the prior year end:

	Balance 1-Jul-04	Granted as Remuneration	Options Exercised	Net Change / Other	Balance 30-Jun-05
Directors					
Michael Yates		450,000	-	-	**450,000**
Simon O'Loughlin		150,000			**150,000**
David Collinson	2,123,300				**2,123,300**
Roger Coats	1,498,720				**1,498,720**
Al Vasconcellos		525,000			**525,000**
Robert Elliott	2,123,300				**2,123,300**
	5,745,320	**1,125,000**	-	-	**6,870,320**
Specified Executives					
Paul Tan		300,000			**300,000**
Total	**5,745,320**	**1,425,000**	-	-	**7,170,320**

Shareholdings

Number of shares held by key management personnel at year end:

	Balance 1-Jul-05	Granted as Remuneration	Options Exercised	Net Change/ Other [1]	Balance 30-Jun-06
Directors					
Michael Yates	1,033,301	-	-	-	**1,033,301**
Simon O'Loughlin	210,000				**210,000**
Charles Macek[2]	-			300,000	**300,000**
David Collinson	9,521,352			341,790	**9,863,142**
Al Vasconcellos	115,031				**115,031**
Robert Elliott	1,862,638			103,000	**1,965,638**
	12,742,322	-	-	**744,790**	**13,487,112**
Specified Executives					
Paul Tan	100,000			20,000	120,000
Dwaine Emerich	-			75,019	75,019
	100,000	-	-	**95,019**	**195,019**
Total	**12,842,322**	-	-	**839,809**	**13,682,131**

(1) "Net Change/Other" refers to shares purchased or sold during the financial year.
(2) Charles Macek's shares held within his Superannuation Fund.

Options

At the date of this report, the unissued ordinary shares of Living Cell Technologies Limited under option are as follows:

Grant Date	Date of Expiry	Exercise Price	Number under Option
25/03/04	30/06/10	0.21	9,232,820
03/11/04	30/06/08	0.22	1,000,000
03/11/04	30/06/08	0.22	873,250
27/08/04	30/06/10	0.21	3,233,330
28/10/04	30/06/10	0.30	1,625,000
06/07/05	14/11/11	0.24	175,000
16/03/06	09/03/09	0.30	150,000
16/03/06	16/03/11	0.23	210,000
			16,499,400

Indemnifying officers or auditors

Insurance premiums paid for directors

The company has paid insurance premiums to insure directors and officers against liabilities for costs and expenses incurred by them in defending any legal proceedings arising out of their conduct while acting in the capacity of director of the company, other than conduct involving a willful breach of duty in relation to the company. The amount of the premium was $35,401.

Proceedings on behalf of company

No person has applied for leave of court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Corporate governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Living Cell Technologies Limited support and have adhered to the principles of corporate governance.

The company's Corporate Governance Statement is contained on pages 38–40 of this annual report.

Other items

Adoption of Australian equivalents to IFRS – reporting

As a result of the introduction of Australian equivalents to International Financial Reporting Standards (AIFRS), the company's financial report has been prepared in accordance with those Standards. A reconciliation of adjustments arising on the transition to AIFRS is included in Note 29 to this report.

Significant changes in state of affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

(i) On 9 August 2005 the company raised $2,300,000 through a placement of ordinary shares to existing shareholders.

(ii) An additional amount of $3,040,000 as additional share capital was raised on 11 January 2006 with US shareholders.

(iii) On 28 June 2006 a financing of $2.8m was concluded that included $2,053,800 as a convertible note, with the completed transaction including a further $785,842 as share capital, of which $105,850 was received prior to year end, with the balance of $680,992 received in July 2006, post year end.

After balance date events

On 5 July 2006 it was announced that Living Cell Technologies Ltd had received a Notice of Allowance for a US patent relating to methods of preparing transplantable neo-natal porcine islets, for the treatment of diabetes.

The completion of the $2.8m funding transaction was announced on 7 July 2006, which included the convertible note of $2,053,800 that was settled on 28 June 2006. This together with $104,850 in share capital was received before 30 June 2006, and is included in the balance sheet. Since balance date the remainder of the placement of the funds was received to complete the round, amounting to an increase of $680,992 in share capital.

On 24 August 2006 the company announced it had lodged an application with the New Zealand regulator Medsafe to conduct a Phase I/IIa clinical trial of its type 1 diabetes cell therapy product DiabeCell®.

An additional independent Director, Laurie Hunter, was appointed to the Board on 25 August 2006 to replace Mick Yates who resigned as Non-Executive Chairman. Simon O'Louglin, an independent Director on the Board, was appointed Chairman.

Except for the above, no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years.

Non-audit services

There were no non-audit services provided by the entity's auditor, PKF.

Auditor's independence declaration

The Lead Auditor's Independence Declaration for the year ended 30 June 2006 has been received and can be found following the Directors' report.

Signed in accordance with a resolution of the Board of Directors.

Simon O'Loughlin
29 September 2006

Auditor's independence declaration

PKF

Chartered Accountants
& Business Advisers

LEAD AUDITOR'S INDEPENDENCE DECLARATION
UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

To the directors of Living Cell Technologies Limited

I declare that, to the best of my knowledge and belief, during the year ended 30 June 2006 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

PKF

PKF

Arthur Milner
Partner

Sydney, 29 September 2006

Tel: 61 2 9251 4100 | Fax: 61 2 9240 9821 | www.pkf.com.au
New South Wales Partnership | ABN 83 236 985 726
Level 10, 1 Margaret Street | Sydney | New South Wales 2000 | Australia
DX 10173 | Sydney Stock Exchange | New South Wales

Liability limited by a scheme approved under Professional Standards Legislation

Corporate governance statement

The company was admitted to the Australian Stock Exchange (ASX) on 1 September 2004 and it was proposed that all of the best practice recommendations of the ASX Corporate Governance Council would be implemented during the financial year ended 30 June 2005. Implementation of the Corporate Governance Policy is in progress and the current status is summarised below:

The Board of Directors of the company is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of the company on behalf of the shareholders by whom they are elected and to whom they are accountable.

The format of the Corporate Governance Statement is unchanged in comparison to the previous year, when the statement had been modified due to the introduction of the ASX Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations). In accordance with the Council's Recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. These disclosures have been updated for the current year where circumstances have changed. The Corporate Governance Statement for Living Cell Technologies Ltd is now structured with reference to the ASX Corporate Governance Council's principles and recommendations, which are as follows:

Principle 1. Lay solid foundations for management and oversight
Principle 2. Structure the Board to add value
Principle 3. Promote ethical and responsible decision making
Principle 4. Safeguard integrity in financial reporting
Principle 5. Make timely and balanced disclosure
Principle 6. Respect the rights of shareholders
Principle 7. Recognise and manage risk
Principle 8. Encourage enhanced performance
Principle 9. Remunerate fairly and responsibly
Principle 10. Recognise the legitimate interests of stakeholders

Living Cell Technologies Ltd's corporate governance practices were in place throughout the year ended and were fully compliant with the Council's best practice recommendations apart from the following recommendations:

Recommendation 2.1 A majority of the Board should be independent directors

Due to the size of the company, and the strategic relationships, the directors have determined that it is inappropriate to increase the number of directors to the size where there can be a majority of independent directors. However, this decision does not limit the size of the Board, nor preclude the appointment of additional independent directors in the future.

At present three out of the total number of directors on the Board (six) are independent. ie. 50%.

Recommendation 2.2 The Chairman should be an independent Director.

The Chairman, Michael Yates, was an independent Director until his appointment as Executive Chairman on 30 November, 2004. He subsequently stepped down from being Executive Chairman to become Non-Executive Chairman in November 2005 and more recently, on 25 August, 2006, he resigned as Chairman.

The Board's new Chairman is Simon O'Loughlin, who is an independent Director.

Recommendation 2.4 The Board should establish a Nomination Committee and structure the Nomination Committee so that it consists of a majority of independent directors and at least three members.

The Board established a Nomination Committee, but at the time it was not possible to meet the recommendation of having at least three members, the majority of which are independent, due to the Board structure then in place.

With the appointment of Charles Macek as an additional independent Director on 16 March 2006 the Board now has a Nomination Committee that meets this recommendation.

Recommendation 4.3 The Board should establish an Audit Committee and structure the Audit Committee so that it consists of only non-executive directors, a majority of independent directors and at least three members.

The Board established an Audit Committee, but due to the size of the Board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

Restrictions imposed on individual directors as a result of the Sarbanes-Oxley regime limit the number of audit committees they can be members of, which has resulted in the LCT Board's being unable to involve all the independent directors, due to audit committee responsibilities with other companies.

Recommendation 8.1 Disclose the process for performance evaluation of the Board, its committees and individual directors and key executives.

The company has no formal Board/Committee/Director evaluation process at present.

Recommendation 9.2 The Board should establish a Remuneration Committee and structure the Remuneration Committee so that it consists of a majority of independent directors and at least three members.

The Board established a Remuneration Committee, but at the time it was not possible to meet the recommendation of having at least three members, the majority of which are independent, due to the Board structure then in place.

With the appointment of Charles Macek as an additional independent Director on 16 March 2006 the Board now has a Remuneration Committee that meets this recommendation.

For further information on corporate governance policies adopted by the company, refer to our website: www.lctglobal.com

Board composition

The skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report is included in the Directors' Report under the heading "Director information" on page 28. Directors of Living Cell Technologies Limited are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the exercise of their unfettered and independent judgement.

In the context of director independence, "materiality" is considered from both the company and individual director perspective.

The names of the independent directors of the company are:
Simon O'Loughlin
Charles Macek (appointed 16 March 2006)
Laurie Hunter (appointed 25 August 2006)

Independent directors have the right to seek independent professional advice in the furtherance of their duties as directors at the company's expense. Written approval must be obtained from the Chairman prior to incurring any expense on behalf of the company.

Securities trading policy

The company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

Audit committee

An Audit Committee has been formed and is responsible for:

- overseeing and appraising the quality of the external audit and the internal control procedures, especially in the following areas:
  - financial reporting and practices;
  - business ethics, policies and practices;
  - accounting policies; and
  - management and internal controls;
- providing, through regular meetings, a forum for communication between the Board, senior financial management staff involved in internal control procedures and the external auditors; and
- enhancing the credibility and objectivity of financial reports with other interested parties, including creditors, key stakeholders and the general public.

The Audit Committee comprises a minimum of one independent Director who will chair the meetings. (Simon O'Loughlin). The Chief Executive Officer (CEO), the Chief Financial Officer (CFO) and the Company Secretary may be invited to attend the meetings but are not members of the committee.

The Audit Committee will meet independently of all employees of the company and with the external auditors at least once a year.

Remuneration policy

It is the company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. The expected outcomes of the remuneration structure are:

- retention and motivation of key executives
- attraction of quality management to the company.

A full discussion of the company's remuneration philosophy and framework and the remuneration received by directors and executives in the current period, please refer to the remuneration report, which is contained within the Directors' Report.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

Remuneration committee

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the chief executive officer and the executive team.

A Remuneration Committee has been formed to:

- set policies for senior officers' remuneration;
- set policies for directors' remuneration;
- make specific recommendations to the Board on remuneration of directors and senior officers;
- set the terms and conditions of employment of a CEO;
- undertake a detailed review of the CEO's performance, at least annually, including setting, with the CEO, goals for the coming year and reviewing progress in achieving these goals; and
- approve the recommendations of the CEO on the remuneration of all line managers.

The Remuneration Committee comprises two independent directors and the Remuneration Committee does not contain any executive directors. The Remuneration Committee presently comprises Simon O'Loughlin and Charles Macek, both independent directors.

Compliance committee

A Compliance Committee will be formed to be responsible for:

- setting, reviewing and ratifying corporate compliance policies;
- overseeing the implementation of a corporate compliance system including, but not limited to:
  - liquidity;
  - financial and secretarial;
  - tax returns;
  - licences and permits;
  - safety;
  - environment;
  - industrial relations, including employment contracts;
  - quality assurance, including good manufacturing practice;
  - trade practices;
  - privacy;
  - insurance;
  - risk management; and
  - equal opportunity and anti-discrimination;
- referring to the Board, if necessary, any substantial matters arising from compliance reviews.

The Compliance Committee will comprise of at least one independent director. The CEO will also be a member of the Committee and act as Chairman. Additionally, the Company Secretary will be a member of the Committee.

Nomination committee

A Nomination Committee has been formed to:

- devise criteria for board membership;
- identify specific candidates with skills for nomination;
- provide advice on corporate governance;
- make recommendations to the Board for new directors and membership of corporate governance committees;
- assist the chairperson in advising directors about their performance and possible retirement; and
- monitor management succession plans, including the CEO and line management.

The Nomination Committee presently comprises Simon O'Loughlin and Charles Macek, both independent Directors. The CEO is not a member of the Nomination Committee.

Scientific committee

The Scientific Committee has been formed and is responsible for review and reporting to the Board of:

- scientific developments and improvements;
- regulatory matters associated with the science;
- feasibility of commercialisation and research of existing and new products; and
- patents and other intellectual property developments.

The Scientific Committee is chaired by an independent adviser to the Board. The CEO is not a member of the Scientific Committee.

Financial Information

Income statement

For year ended 30 June 2006	Note	Consolidated 2006 $	Consolidated 2005 $	Parent 2006 $	Parent 2005 $
Revenue – trading		**1,307**	4,542	**458**	3,469
Other income	2	**290,740**	221,313	**87,992**	95,765
Salaries and employee benefits expense		**(3,561,682)**	(3,273,010)	**(378,118)**	(526,006)
Depreciation	3	**(188,344)**	(146,558)	**-**	(122)
Finance costs		**(1,862)**	(7,643)	**(1,103)**	(7,643)
Transport costs		**(21,871)**	(12,339)	**-**	-
Advertising		**(34,438)**	(108,514)	**(2,707)**	(2,001)
Lease expenses		**(4,016)**	(11,305)	**-**	-
Research and development		**(1,071,512)**	(1,369,147)	**(608)**	-
Writedown loans to recoverable amounts		**-**	46,134	**(5,352,275)**	(7,223,197)
Rent expense		**(328,616)**	(162,788)	**-**	(3,700)
Travel expenses		**(302,107)**	(288,792)	**(167,208)**	(57,555)
Professional fees		**(752,957)**	(767,732)	**(634,756)**	(493,538)
Printing and stationery		**(58,718)**	(16,986)	**(35,177)**	-
Telecommunications		**(82,833)**	(44,391)	**(5,885)**	-
Foreign currency gains (losses)		**(278,406)**	-	**73,271**	-
Other expenses		**(424,296)**	(489,437)	**(224,275)**	(72,564)
Loss before income tax		**(6,819,611)**	(6,426,653)	**(6,640,391)**	(8,287,092)
Income tax expense	4	**-**	-	**-**	-
Loss attributable to members of the parent entity		**(6,819,611)**	(6,426,653)	**(6,640,391)**	(8,287,092)

Earnings Per Share:

Continuing operations:

Basic & diluted earnings per share (cents per share)	5	**(6.30)**	(7.70)	-	-

Balance sheet

For year ended 30 June 2006	Note	Consolidated		Parent	
		2006 $	2005 $	2006 $	2005 $
ASSETS					
Current assets					
Cash and cash equivalents		**2,956,379**	2,648,491	**2,525,651**	1,777,196
Trade and other receivables	6	**1,277**	42,864	**4,885**	16,321
Inventories	7	**32,488**	16,308	-	-
Other assets	8	**12,430**	10,166	-	61
Total current assets		**3,002,574**	2,717,829	**2,530,536**	1,793,578
Non-current assets					
Trade and other receivables	6	-	-	-	30,777
Property, plant and equipment	10	**949,361**	882,387	-	10,303
Biological assets	11	**306,229**	344,498	-	344,498
Total non-current assets		**1,255,590**	1,226,885	-	385,578
TOTAL ASSETS		**4,258,164**	3,944,714	**2,530,536**	2,179,156
LIABILITIES					
Current liabilities					
Trade and other payables	13	**512,753**	740,360	**114,647**	380,101
Interest bearing liabilities	14	-	23,904	-	-
Provisions	15	**61,935**	42,110	-	-
Total current liabilities		**574,688**	806,374	**114,647**	380,101
Non-current liabilities					
Interest bearing liabilities	16	**1,887,418**	2,786	**1,887,418**	-
Total non-current liabilities		**1,887,418**	2,786	**1,887,418**	-
TOTAL LIABILITIES		**2,462,106**	809,160	**2,002,065**	380,101
NET ASSETS		**1,796,058**	3,135,554	**528,471**	1,799,055
EQUITY					
Issued capital	19	**24,685,152**	19,536,574	**24,685,152**	19,536,575
Reserves	20	**654,247**	329,344	**626,858**	329,344
Accumulated losses	20	**(23,543,341)**	(16,730,364)	**(24,783,539)**	(18,066,864)
TOTAL EQUITY		**1,796,058**	3,135,554	**528,471**	1,799,055

Statement of changes in equity

For year ended 30 June 2006	2006 Consolidated					
	Ordinary Shares $	**Accumulated Losses $**	**Foreign Currency Translation Reserve $**	**Option Reserve $**	**Convertible Instruments Reserve $**	**Total $**
Balance at 1 July 2005	**19,536,574**	**(16,730,364)**	-	**329,344**	-	**3,135,554**
Shares issued during the year	**5,427,486**	-	-	-	-	**5,427,486**
Profit attributable to members of parent entity	-	**(6,819,611)**	-	-	-	**(6,819,611)**
Transaction costs	**(278,908)**	-	-	-	-	**(278,908)**
Equity portion of convertible note	-	-	-	-	**77,384**	**77,384**
Adjustments from translation of foreign controlled entities	-	**6,634**	**27,389**	-	-	**34,023**
Option reserve on recognition of options expense	-	-	-	**220,130**	-	**220,130**
Sub-total	**5,148,578**	**(6,812,977)**	**27,389**	**220,130**	**77,384**	**(1,339,496)**
Balance at 30 June 2006	**24,685,152**	**(23,543,341)**	**27,389**	**549,474**	**77,384**	**1,796,058**

	2005 Consolidated					
Balance at 1 July 2004	8,982,350	(10,307,767)	-	-	-	(1,325,417)
Profit attributable to members of the parent entity	-	(6,097,309)	-	-	-	(6,097,309)
Shares issued during the year	11,148,145	-	-	-	-	11,148,145
Transaction costs	(593,921)	-	-	-	-	(593,921)
Adjustments from translation of foreign controlled entities	-	4,056	-	-	-	4,056
Option reserve on recognition of options expense	-	(329,344)	-	329,344	-	-
Sub-total	10,554,224	(6,422,597)	-	329,344	-	4,460,971
Balance at 30 June 2005	19,536,574	(16,730,364)	-	329,344	-	3,135,554

For year ended 30 June 2006	2006 Parent				
	Ordinary Shares	**Accumulated Losses**	**Option Reserve**	**Convertible Instruments Reserve**	**Total**
	$	**$**	**$**	**$**	**$**
Balance at 1 July 2005	**19,536,575**	**(18,066,864)**	**329,344**	**-**	**1,799,055**
Shares issued during the year	**5,427,485**	**-**	**-**	**-**	**5,427,485**
Profit attributable to members of the parent entity	**-**	**(6,640,391)**	**-**	**-**	**(6,640,391)**
Transaction costs	**(278,908)**	**-**	**-**	**-**	**(278,908)**
Equity portion of convertible notes	**-**	**-**	**-**	**77,384**	**77,384**
Adjustments from translation of foreign controlled entities	**-**	**(2,107)**	**-**	**-**	**(2,107)**
Transfers from retained earnings	**-**	**(74,177)**	**-**	**-**	**(74,177)**
Option reserve on recognition of options expense	**-**	**-**	**220,130**	**-**	**220,130**
Sub-total	**5,148,577**	**(6,716,675)**	**220,130**	**77,384**	**(1,270,584)**
Balance at 30 June 2006	**24,685,152**	**(24,783,539)**	**549,474**	**77,384**	**528,471**

	2005 Parent				
Balance at 1 July 2004	8,982,351	(9,779,772)	-	-	(797,421)
Profit attributable to members of the parent entity	-	(7,957,748)	-	-	(7,957,748)
Shares issued during the year	11,148,145	-	-	-	11,148,145
Transaction costs	(593,921)	-	-	-	(593,921)
Option reserve on recognition of options expense	-	(329,344)	329,344	-	-
Sub-total	10,554,224	(8,287,092)	329,344	-	2,596,476
Balance at 30 June 2005	19,536,575	(18,066,864)	329,344	-	1,799,055

(a) The above movement in the Parent's Retained Earnings in 2006 of $(74,177) relates to the transfer of the Pancell branch operation from the parent company to a wholly owned subsidiary, Pancell New Zealand Ltd.

Cash flow statement

For year ended 30 June 2006	Note	Consolidated		Parent	
		2006	**2005**	**2006**	**2005**
		$	**$**	**$**	**$**
Cash from operating activities:					
Receipts from customers		**1,470**	5,110	-	-
Payments to suppliers and employees		**(6,625,221)**	(6,252,842)	**(6,451,814)**	(685,770)
Dividends received		**239**	-	-	-
Interest received		**103,522**	160,059	**87,992**	18,066
Finance costs		**(90,860)**	(7,259)	**(90,101)**	(7,643)
Net cash provided by (used in) operating activities	23	**(6,610,850)**	(6,094,932)	**(6,453,923)**	(675,347)
Cash flows from investing activities:					
Acquisition of property, plant and equipment		**(256,951)**	(417,755)	-	-
Acquisition of biological assets		-	(45,955)	-	(45,955)
Net cash provided by (used in) investing activities		**(256,951)**	(463,710)	-	(45,955)
Cash flows from financing activities:					
Proceeds from issue of shares		**5,427,485**	10,095,916	**5,427,485**	10,095,916
Proceeds from borrowings		**2,053,800**	-	**2,053,800**	(7,003,497)
Repayment of borrowings		**(26,690)**	(780,592)	-	-
Payment of transaction costs		**(278,907)**	(593,921)	**(278,907)**	(593,921)
Net cash provided by (used in) financing activities		**7,175,688**	8,721,403	**7,202,378**	2,498,498
Net increase (decrease) in cash held		**307,887**	2,162,761	**748,455**	1,777,196
Cash and cash equivalents at beginning of year		**2,648,490**	485,730	**1,777,196**	-
Cash at end of financial year		**2,956,377**	2,648,491	**2,525,651**	1,777,196

Notes to the financial statements

1. Statement of significant accounting policies

(a) General information

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Living Cell Technologies Limited and controlled entities, and Living Cell Technologies Limited as an individual parent entity. Living Cell Technologies Limited is a listed public company, incorporated and domiciled in Australia.

The financial report of Living Cell Technologies Limited and controlled entities, and Living Cell Technologies Limited as an individual parent entity comply with all Australian equivalents to International Financial Reporting Standards (AIFRS) in their entirety.

The following is a summary of the material accounting policies adopted by the Group in the preparation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(b) Basis of preparation

(i) First-time adoption of Australian equivalents to International Financial Reporting Standards

Living Cell Technologies Limited and controlled entities, and Living Cell Technologies Limited as an individual parent entity have prepared financial statements in accordance with the Australian equivalents to International Financial Reporting Standards (AIFRS) from 1 July 2005.

In accordance with the requirements of AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards, adjustments to the parent entity and consolidated entity accounts resulting from the introduction of AIFRS have been applied retrospectively to 2005 comparative figures. These consolidated accounts are the first financial statements of Living Cell Technologies Limited to be prepared in accordance with AIFRS.

The accounting policies set out below have been consistently applied to all years presented. The parent and consolidated entities have however elected to adopt the exemptions available under AASB 1 relating to AASB 132: Financial Instruments: Disclosure and Presentation, and AASB 139: Financial Instruments: Recognition and Measurement.

Reconciliations of the transition from previous Australian AGAAP to AIFRS have been included in Note 29 to this report.

As at the date of this report there are a number of new Australian Accounting Standards that have been issued, but are not yet effective. The Group has assessed the impact of these new standards and has concluded that they will have no impact on the accounting policies applied by the Group.

(ii) Reporting basis and conventions

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied.

(iii) Going concern

The financial report has been prepared on the basis that the Group is a going concern. The directors recognise that, as with other research based companies, there is a significant going concern risk associated with the Group. However, the directors consider the going concern basis of preparation is appropriate because they are confident that the Group will be able to secure sufficient investment funding to enable the Group to continue to meet business objectives. In this regard, initiatives being taken include capital raising initiatives focused on raising additional share capital from accredited investors, predominantly existing shareholders, high net worth individuals and qualified professional investors. The Group is working with three investment banks in the United States (on a non-exclusive basis) to secure the required investment funding.

(c) Principles of consolidation

A list of controlled entities is contained in Note 24 to the financial statements. All controlled entities have a June financial year-end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistencies with those policies applied by the parent entity.

A controlled entity is an entity Living Cell Technologies Limited has the power to control the financial and operating policies of so as to obtain benefits from its activities.

(d) Foreign currency transactions and balances

Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

(e) Comparative figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

(f) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(g) Inventories

Inventories consist of materials used in laboratory testing and are measured at the lower of cost and net realisable value.

(h) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectible debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

(i) Property, plant and equipment

Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment

Plant and equipment are measured on the cost basis less depreciation and impairment losses.

Depreciation

The depreciable amount of all fixed assets is depreciated on a diminishing value basis over their useful lives to the group commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Plant and Equipment	15%–31%
Furniture, Fixtures and Fittings	9%–26%
Motor Vehicles	26%
Office Equipment	11%–48%
Leasehold improvements	9.5%

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

(j) Biological assets

Biological assets are initially recorded at cost.

(k) Investments

Non-current investments are carried at the lower of cost and recoverable amount. The carrying amount of non-current investments is reviewed annually by directors to ensure that it is not in excess of the recoverable amount of these investments.

(i) Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term with the intention of making a profit. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

(l) Intangibles

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.

(m) Recoverable amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount and where a carrying value exceeds the recoverable amount, the asset is written down.

(n) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(o) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

(p) Interest bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues. Finance lease liability is determined in accordance with the requirements of AASB 117 "Leases".

(q) Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(r) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(s) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of services is recognised upon the delivery of the service to the customers.

Revenue from unconditional government grants received is reported as income when the grant becomes receivable. If such a grant is conditional it is recognised as income only when the conditions have been met.

All revenue is stated net of the amount of goods and services tax (GST).

(t) Employee benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

Employee benefits payable later than one year have been measured at present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

The Group operates an employee share scheme. The bonus element over the exercise price of the employee services rendered in exchange for the grant of shares and options is recognised as an expense in the income statement. The total amount to be expenses over the vesting period is determined by reference to the fair value of the shares of the options granted.

(u) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in income in the period in which they are incurred.

(v) Income tax

The charge for current income tax expense is based on the profit for the year adjusted for any nonassessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(w) Earnings per share

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

(x) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the balance sheet are shown inclusive of GST.

Cash flows are presented in the cash flow statement on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

2. Other income

	2006 $	2005 $	2006 $	2005 $
Interest income	**103,522**	160,059	**87,992**	18,066
Dividend income	**238**	384	-	-
Donations	**18**	-	-	-
Management fees	-	-	-	17,115
Grants	**186,962**	-	-	-
Other revenue	-	60,870	-	60,584
Other Income	**290,740**	221,313	**87,992**	95,765

3. Depreciation expense

	2006 $	2005 $	2006 $	2005 $
Depreciation				
Plant and machinery	**98,359**	62,679	-	-
Furniture and fixtures	**11,264**	6,656	-	55
Motor vehicles	**1,013**	1,414	-	-
Office equipment	**39,987**	35,845	-	-
Leasehold improvements	**37,720**	39,964	-	67
Total depreciation	**188,343**	146,558	-	122

4. Income tax expense

The prima facie tax/(benefit), using tax rates applicable in the country of operation, on profit/(loss) from ordinary activities before income tax is reconciled to the income tax expense as follows:

	2006 $	2005 $	2006 $	2005 $
Prima facie tax payable on profit from ordinary activities before income tax at 30% (2005: 30%)	**(2,025,811)**	(1,855,230)	**(383,812)**	(2,387,325)
Tax effect of non-allowable & non-assessable items:				
– Deductible capital expenditure	**(38,939)**	(38,939)	**(38,939)**	(38,939)
– Unrealised foreign exchange gains	**60,500**	(7,835)	**22,117**	(16,363)
– Write downs to recoverable amounts	-	-	-	2,166,959
– Other items (net)	**6,484**	5,352	**547**	431
– Tax effect of temporary differences	**6,247**	5,663	-	-
– Deferred tax asset not brought to account	**1,991,519**	1,890,989	**400,087**	275,237
Income tax/(benefit) attributable to entity	-	-	-	-

5. Earnings per share

	Consolidated	
	2006 $	2005 $
Loss	**(6,819,611)**	(6,426,653)
Earnings used in calculation of basic and diluted EPS	**(6,819,611)**	(6,426,653)
Weighted average number of ordinary shares outstanding during the year used in calculating basic and diluted EPS	**108,783,974**	83,500,010

6. Trade and other receivables

(a) Current receivables

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
CURRENT				
Trade receivables	**1,247**	7,646	-	7,204
Sundry debtors	-	5,529	-	647
Other receivables	**30**	29,689	**4,885**	8,470
	1,277	42,864	**4,885**	16,321

(b) Non current receivables

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
NON-CURRENT				
Amounts receivable from:				
– wholly-owned subsidiaries	-	-	**14,157,465**	8,764,369
– provision for impairment of receivables from wholly-owned subsidiaries	-	-	**(14,157,465)**	(8,733,592)
	-	-	-	30,777

7. Inventories

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
CURRENT				
Stores at cost	**32,488**	16,308	-	-
	32,488	16,308	-	-

8. Other assets

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
CURRENT				
Prepayments	**12,430**	10,166	-	61
	12,430	10,166	-	61

9. Financial assets

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Unlisted investments, at cost shares in controlled entities	-	-	**8,161,681**	8,161,681
Unlisted investment, at recoverable amount impairment provision	-	-	**(8,161,681)**	(8,161,681)
Total financial assets	-	-	-	-

10. Property, plant and equipment

	Consolidated		Parent	
	2006 **$**	**2005** **$**	**2006** **$**	**2005** **$**
Leasehold improvements				
At cost	**439,456**	457,479	-	7,707
Less accumulated depreciation	**(97,936)**	(71,473)	-	(66)
Total leasehold improvements	**341,520**	386,006	-	7,641
Furniture, fixtures and fittings				
At cost	**76,328**	72,324	-	2,717
Less accumulated depreciation	**(19,041)**	(9,855)	-	(55)
Total furniture, fixtures & fittings	**57,287**	62,469	-	2,662
Motor vehicles				
At cost	**5,810**	6,536	-	-
Less accumulated depreciation	**(3,180)**	(2,538)	-	-
Total motor vehicles	**2,630**	3,998	-	-
Office equipment				
At cost	**138,512**	114,281	-	-
Less accumulated depreciation	**(72,981)**	(45,398)	-	-
Total office equipment	**65,531**	68,883	-	-
Plant and machinery				
At cost	**660,976**	458,245	-	-
Less accumulated depreciation	**(178,583)**	(97,214)	-	-
Total plant & machinery	**482,393**	361,031	-	-
Total property, plant and equipment	**949,361**	882,387	-	10,303

10. Property, plant and equipment continued

(a) Movements in carrying amounts

	Plant and Equipment $	Furniture, Fixtures and Fittings $	Motor Vehicles $	Office Equipment $	Improvements $	Total $
Parent						
Balance at the beginning of year	-	2,662	-	-	7,641	10,303
Transfers	-	(2,662)	-	-	(7,641)	(10,303)
Carrying amount at year end	-	-	-	-	-	-
Consolidated						
Balance at the beginning of year	361,031	62,469	3,998	68,883	386,006	882,387
Additions	237,776	11,980	-	42,793	32,799	325,348
Disposals	-	-	-	(3,559)	-	(3,559)
Depreciation expense	(98,359)	(11,264)	(1,013)	(39,987)	(37,720)	(188,343)
Foreign exchange movements	(18,055)	(5,898)	(355)	(2,599)	(39,565)	(66,472)
Carrying amount at year end	482,393	57,287	2,630	65,531	341,520	949,361

11. Biological assets

(a) Value of asset

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Animals – Pig Herd at cost	306,229	344,498	-	344,498
Total	306,229	344,498	-	344,498

(b) Nature of asset

On June 30 2005 the company purchased a herd of Auckland Island pigs which are critical to plans to produce pig cells for xenotransplantation, because they are free of infectious diseases common with other pig strains and they meet FDA requirements for donors of pig cells for human xenotransplantation.

During the financial year the pig herd was transferred to Pancell New Zealand Limited, a 100% owned subsidiary of Living Cell Technologies Ltd. The movement in value from 30 June 2005 to 30 June 2006 is due to the movement in exchange rates.

(c) Significant assumptions

The Auckland Island pig herd has been valued at cost and not depreciated, as fair value cannot be reliably measured, given the highly specialised and unique characteristics of the pig herd.

12. Deferred tax asset

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Deferred tax asset				
Tax losses	4,235,023	2,223,431	746,512	346,424
Total	4,235,023	2,223,431	746,512	346,424

The benefits of available tax loses carried forward will only be realised if the conditions for deductibility are met.

13. Trade and other payables

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
CURRENT				
Unsecured liabilities				
Trade payables	**438,367**	634,112	**113,718**	127,463
Accrued employee entitlements	**73,161**	53,535	-	-
Other creditors	**1,225**	52,713	**929**	252,638
	512,753	740,360	**114,647**	380,101

14. Interest-bearing liabilities (current)

	Note	Consolidated		Parent	
		2006 $	2005 $	2006 $	2005 $
CURRENT					
Finance lease obligation	18	-	23,904	-	-
		-	23,904	-	-

15. Provisions

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Employee benefits	**61,935**	42,110	-	-
	61,935	42,110	-	-

16. Interest-bearing liabilities (non-current)

	Note	Consolidated		Parent	
		2006 $	2005 $	2006 $	2005 $
Convertible Note	17	**1,887,418**	-	**1,887,418**	-
Lease liability	18	-	2,786	-	-
Total		**1,887,418**	2,786	**1,887,418**	-

17. Convertible notes

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Proceeds from issue of convertible notes	**2,053,800**	-	**2,053,800**	-
Transactions costs	**(88,998)**	-	**(88,998)**	-
Net proceeds	**1,964,802**	-	**1,964,802**	-
Amount classified as equity	**(77,384)**	-	**(77,384)**	-
Carrying amount of liability at 30 June 2006	**1,887,418**	-	**1,887,418**	-

On 29 June 2006 the company received proceeds from the issue of convertible notes totaling $2,053,800 (being $1,500,000 USD). These convertible notes have an interest rate of 12% per annum, and are due to mature on or after 30 November 2007, with the note holders having the option to convert to ordinary shares at $0.175 per share.

The company can convert the convertible note if on or before the maturity date the company issues ordinary shares in a single offering of not less than $12,000,000 USD at a share price of at least the conversion price of the convertible notes ($0.175 per share).

The amount of the convertible notes recognised in equity is net of attributable transaction costs of $3,505.

18. Capital and leasing commitments

(a) Operating lease commitments

Non-cancellable operating leases contracted for but not capitalised in the financial statements:

	2006 $	2005 $	2006 $	2005 $
Payable – minimum lease payments				
Not later than 12 months	**182,681**	102,939	-	-
Between 12 months and 5 years	**569,640**	411,757	-	-
Greater than 5 years	**332,029**	425,850	-	-
	1,084,350	940,546	-	-

The operating leases relate to a number of property leases the company has entered into with terms and conditions as follows.

- The lease of offices and laboratories in Papatoetoe, New Zealand, is a non-cancellable lease with a 5 year term, with 4 years until expiry and rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.
- The animal laboratory lease is non-cancellable lease with a 6 year lease term with 3 ½ years until expiry and a right of renewal for a further 6 year term with rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.
- The southern animal facility sub lease is an annually renewable informal agreement with rent payable yearly in advance, with review arrangements annually at 30 June.
- The quarantine facility sub lease is short term to cover animal storage in quarantine pending shipment to Auckland with expiry 30 April 2007.
- The lease of the northern animal facility is non-cancellable lease with a 10 year term, with 9 years until expiry and a right of renewal for a further 10 year term, with rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.

(b) Finance lease commitments

	2006 $	2005 $	2006 $	2005 $
Payable – minimum lease payments				
No later than 12 months	-	24,570	-	-
Between 12 months and 5 years	-	2,786	-	-
Minimum lease payments	-	27,356	-	-
Less future finance changes	-	(666)	-	-
Present value of minimum lease payments	-	26,690	-	-

The finance lease, relating to office equipment, was terminated during the year when trading in equipment at the time of negotiating a new office equipment rental agreement.

19. Issued capital

(a) Issued and paid up capital

	2006 $	2005 $	2006 $	2005 $
Ordinary shares fully paid	**24,685,152**	19,536,574	**24,685,152**	19,536,575
Total	**24,685,152**	19,536,574	**24,685,152**	19,536,575

(b) Authorised capital

The authorised share capital of the company is 118,639,933 ordinary shares of nil par value.

Ordinary shares entitle the holder to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets win proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(c) **Movements in shares on issue**

	2006		2005	
	Number of shares	**$**	**Number of shares**	**$**
Description Title				
Beginning of the financial year	92,840,681	19,536,574	48,672,968	8,982,350
Issued during the year				
– private share issues	25,162,455	5,281,225	12,453,682	4,685,146
– contractors fees	636,797	146,261	-	-
– public equity raising	-	-	20,022,370	4,004,474
– rights issue	-	-	5,694,211	1,138,842
– convertible notes converted	-	-	5,175,700	1,045,848
– options exercised	-	-	196,750	42,585
– purchase of assets of Pancell New Zealand Ltd.	-	-	625,000	231,250
Transaction costs in capital raising	-	(278,908)	-	(593,921)
Total	**118,639,933**	**24,685,152**	**92,840,681**	**19,536,574**

20. Share capital and reserves

(a) **Total equity**

	Consolidated		Parent	
	2006 $	**2005 $**	**2006 $**	**2005 $**
Share capital				
Share capital – Ordinary	**24,685,152**	19,536,574	**24,685,152**	19,536,575
Total	**24,685,152**	19,536,574	**24,685,152**	19,536,575
Reserves				
Foreign currency translation reserve	**27,388**	-	-	-
Option reserve	**549,474**	329,344	**549,474**	329,344
Convertible instruments reserve	**77,384**	-	**77,384**	-
Total	**654,246**	329,344	**626,858**	329,344
Accumulated losses				
Opening balance	**(16,730,364)**	(10,307,764)	**(18,066,864)**	(9,779,772)
Translation adjustment	**6,635**	4,056	**(2,107)**	-
Transfers out	-	-	**(74,177)**	-
Net income/loss for the period	**(6,819,611)**	(6,426,653)	**(6,640,391)**	(8,287,092)
Total	**(23,543,340)**	(16,730,361)	**(24,783,539)**	(18,066,864)
Total Equity	**1,796,058**	3,135,557	**528,471**	1,799,055

(b) Reserves

The foreign currency translation reserve comprises all translation exchange differences arising on the retranslation of opening net assets together with differences between income statements translated at average and closing rates.

The option reserve reflects the accumulated costs associated with the granting of options to directors and staff.

The convertible instruments reserve is the total of amounts recognised as equity associated with convertible notes issued by the company.

(c) Accumulated losses transfer out

The above movement in the Parent's Distributable Reserve in 2006, amounting to $(74,177), relates to the transfer of the Pancell branch operation from the parent company to a wholly owned subsidiary, Pancell New Zealand Ltd.

21. Currency translation rates

		2006	2005
	Currency	**AUD**	**AUD**
Year end rates used for the consolidated balance sheets, to translate the following currencies into Australian dollars (AUD) are:			
	USD	**1.37**	1.31
	NZD	**0.82**	0.91
Average rates of the year used for the consolidated income and cash flow statements, to translate the following currencies into AUD are:			
	USD	**1.34**	1.33
	NZD	**0.90**	0.93

22. Auditors' remuneration

	Consolidated		Parent	
	2006 $	**2005 $**	**2006 $**	**2005 $**
Remuneration of the auditor of the parent entity for:				
– Auditing or reviewing the financial report	**64,973**	61,270	**64,973**	61,270
Remuneration of other auditors of subsidiaries for:				
– Auditing or reviewing the financial report	**9,575**	-	-	-
	74,548	61,270	**64,973**	61,270

23. Cash flow information

(a) Reconciliation of cash flow from operations with loss after income tax

	Consolidated		Parent	
	2006 $	2005 $	2006 $	2005 $
Net loss for the period	**(6,819,611)**	(6,426,653)	**(6,640,391)**	(8,287,092)
Cash flows excluded from loss attributable to operating activities				
Non-cash flows in loss				
Depreciation	**188,344**	146,558	-	122
Net gain on disposal of property, plant and equipment	**1,633**	-	-	-
Decrement in value of non-current assets	-	(46,134)	-	7,223,197
Net foreign currency (gains)/losses	**221,894**	(47,644)	**73,272**	-
Share options expensed	**220,130**	329,344	**220,130**	329,344
Convertible note costs	**(88,998)**	-	**(88,998)**	-
Changes in assets and liabilities, net of the effects of purchase and disposal of subsidiaries				
(Increase)/decrease in trade and term receivables	**41,587**	69,698	**42,213**	(7,851)
(Increase)/decrease in prepayments	**(2,264)**	(9,868)	**61**	(46)
(Increase)/decrease in inventories	**(16,180)**	13,765	-	-
Increase/(decrease) in trade payables and accruals	**(404,075)**	(102,075)	**(60,210)**	65,324
Increase/(decrease) in goods and services tax payable	**19,825**	(40,749)	-	-
Increase/(decrease) in goods and services tax receivable	-	-	-	1,655
Increase (decrease) in employee entitlements	**26,865**	18,826	-	-
	(6,610,850)	(6,094,932)	**(6,453,923)**	(675,347)

24. Controlled entities

Name	Country of incorporation	Percentage Owned	
		2006	2005
Parent Entity:			
Living Cell Technologies Ltd	Australia		
Subsidiaries of parent entity:			
LCT Products Ltd	Australia	100	100
LCT Australia Pty Ltd	Australia	100	100
Living Cell Technologies New Zealand Ltd	New Zealand	100	100
Pancell New Zealand Ltd	New Zealand	100	0
LCT BioPharma Inc	USA	100	100
Fac8Cell Pty Ltd	Australia	100	100
DiaBCell Pty Ltd	Australia	100	100
NeurotrophinCell Pty Ltd	Australia	100	100

25. Related party disclosures

(a) Wholly-owned group transactions

(i) Loans

All loan balances between the companies in the group have been fully provided for and eliminated on consolidation.

(ii) Service fee

LCT BioPharma Inc., Living Cell Technologies New Zealand Ltd and Pancell New Zealand Ltd charge LCT Products Pty Ltd a service fee based on direct costs incurred and an appropriate mark up. The financial affect of the service fee has been eliminated on consolidation.

26. Segment reporting

(a) Segment products and locations

The company operates one business segment of research and development and product development into living cell technologies. Geographically, the majority of the research and development was performed in New Zealand and the balance was performed in the USA. The corporate office is located in Australia.

(b) Geographical segments

See Table 26b on page 60.

(c) Accounting policies

Segment revenues and expenses are those directly attributable to the segments. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, and property, plant and equipment, net of allowances and accumulated depreciation. Segment liabilities consist principally of payables, employee benefits, accrued expenses, provisions and borrowings.

27. Financial instruments

(a) Interest rate risk

The economic entity's exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows (see Table 27a on page 60).

(b) Net fair values

The net fair values of financial assets and liabilities approximate their carrying value.

(c) Financial risk management

The Group's activities expose it to a variety of financial risks; currency risk, credit risk and liquidity risk. The Group manages these risks by having in place risk management programs aimed at ensuring the company conducts its operations in a manner that allows risks to be identified, assessed and appropriately managed. The Group has no hedging arrangements in place to minimise the effects of currency fluctuations.

28. Subsequent events

(a) Issuance of shares

In early July 2006, subsequent to the receipt of $680,992, 4,539,947 shares were issued.

The financial effect of the above event has not been recognised in the balance sheet as at 30 June 2006.

29. First-time adoption of Australian equivalents to International Financial Reporting Standards

(a) Economic entity – Reconciliation of equity (end of prior year) at 30 June 2005

See Table 29a on page 60.

(b) Parent entity – Reconciliation of equity (end of prior year) at 30 June 2005

See Table 29b on page 60.

(c) Explanation of effect of transition to Australian equivalents to IFRS

The reconciling item to transition to Australian Equivalents to IFRS amounting to $329,344 relates to the increase in employee benefits expense for the fair value of options issued to directors, specified executives and employees as remuneration.

(d) Reconciliation of loss

	2005 $	2005 $
Loss under AGAAP	(6,097,309)	(7,957,748)
Options expense	(329,344)	(329,344)
Loss under AIFRS	**(6,426,653)**	**(8,287,092)**

30. Company details

Registered office

The registered office of the company is:

Living Cell Technologies Limited
Level 5, NAB House
255 George Street
Sydney NSW 2001

	New Zealand 2006 $	New Zealand 2005 $	USA 2006 $	USA 2005 $	Australia 2006 $	Australia 2005 $	Eliminations 2006 $	Eliminations 2005 $	Consolidated 2006 $	Consolidated 2005 $
Revenue	2,739,320	2,677,409	1,907,150	1,647,319	433,880	207,457	(4,788,303)	(4,306,330)	292,047	225,855
Assets	1,036,858	1,020,243	212,429	322,958	3,008,876	2,601,513	-	-	4,258,163	3,944,714

Table 26b: Geographical segments

	Floating Interest Rate 2006 $	Floating Interest Rate 2005 $	Maturing within 1 Year 2006 $	Maturing within 1 Year 2005 $	Maturing 1 to 5 Years 2006 $	Maturing 1 to 5 Years 2005 $	Non-interest Bearing 2006 $	Non-interest Bearing 2005 $	Total 2006 $	Total 2005 $
Financial Assets:										
Cash and cash equivalents	2,956,379	2,648,491	-	-	-	-	-	-	2,956,379	2,648,491
Trade & Other Receivables	-	-	-	-	-	-	1,277	42,864	1,277	42,864
Total Financial Assets	2,956,379	2,648,491	-	-	-	-	1,277	42,864	2,957,656	2,691,355
Financial Liabilities:										
Convertible Note	-	-	1,887,418	-	-	-	-	-	1,887,418	-
Trade and other payables	-	-	-	-	-	-	512,753	740,360	512,753	740,360
Lease liabilities	-	-	-	23,904	-	2,786	-	-	-	26,690
Total Financial Liabilities	-	-	1,887,418	23,904	-	2,786	512,753	740,360	2,400,171	767,050

Table 27a: Interest rate risk

	Previous AGAAP as at 30 June 2005	Effect of Transition to Australian Equivalents to IFRS	Australian Equivalents to IFRS at 30 June 2005
	$	$	$
EQUITY			
Issued capital	19,536,574	-	19,536,574
Reserves	-	329,344	329,344
Retained earning	(16,401,020)	(329,344)	(16,730,364)
Parent interest	3,135,554	-	3,135,554
TOTAL EQUITY	**3,135,554**	-	**3,135,554**

Table 29a Economic entity – Reconciliation of equity (end of prior year) at 30 June 2005

	Previous AGAAP as at 30 June 2005	Effect of Transition to Australian Equivalents to IFRS	Australian Equivalents to IFRS at 30 June 2005
	$	$	$
EQUITY			
Issued capital	19,536,575	-	19,536,575
Reserves	-	329,344	329,344
Retained earning	(17,737,520)	(329,344)	(18,066,864)
TOTAL EQUITY	**1,799,055**	-	**1,799,055**

Table 29b Parent entity – Reconciliation of equity (end of prior year) at 30 June 2005

Directors' declaration

living cell technologies

Level 5, NAB House
255 George Street
Sydney
NSW 2001

29 September 2006

The directors of the company declare that:

1. The financial statements and notes, as set out on pages 42 to 60, are in accordance with the Corporations Act 2001 and:
   (a) comply with Accounting Standards and the Corporations Regulations 2001; and
   (b) give a true and fair view of the financial position as at 30 June 2006 and of the performance for the year ended on that date of the company and the economic entity;
2. The Chief Executive Officer and Chief Financial Officer have each declared that:
   (a) the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;
   (b) the financial statements and notes for the financial year comply with the Accounting Standards; and
   (c) the financial statements and notes for the financial year give a true and fair view.
3. In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Simon O'Loughlin
Director
29 September 2006

Independent audit report

Chartered Accountants
& Business Advisers

INDEPENDENT AUDIT REPORT

To the members of Living Cell Technologies Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, cash flow statement, notes to the financial statements and the directors' declaration for both Living Cell Technologies Limited (the company) and its controlled entities (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of key management personnel ("remuneration disclosures"), as required by Accounting Standard AASB 124 Related Party Disclosures under the heading "remuneration report" in pages 30 to 34 of the directors' report, as permitted by the Corporations Regulations 2001.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 and the Corporations Regulations 2001.

...continued

Tel: 61 2 9251 4100 | Fax: 61 2 9240 9821 | www.pkf.com.au
New South Wales Partnership | ABN 83 236 985 726
Level 10, 1 Margaret Street | Sydney | New South Wales 2000 | Australia
DX 10173 | Sydney Stock Exchange | New South Wales

Liability limited by a scheme approved under Professional Standards Legislation

PKF

Chartered Accountants
& Business Advisers

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion:

(1) the financial report of Living Cell Technologies Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia; and

(2) the remuneration disclosures that are contained in pages 30 to 34 of the directors' report comply with Accounting Standard AASB 124 and the Corporations Regulations 2001.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1(b) (iii) to the financial statements, there is significant uncertainty whether the company will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

PKF

PKF

ARTHUR MILNER
Partner

Sydney, 29 September 2006

ASX additional information

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 29 September 2006.

(a) Distribution of equity securities

The number of shareholders as at 29 September 2006, by size of holding in each class of share are:

Ordinary Shares

Range	Number of Holder	Number of Shares	% Issued Capital
1 – 1,000	38	22,826	0.02
1,001 – 5,000	220	639,674	0.52
5,001 – 10,000	196	1,706,047	1.38
10,001 – 100,000	532	20,391,332	16.52
100,001 – 9,999,999,999	150	100,656,921	81.56
	1,136	123,416,800	100.00
The number of shareholders holding less than a marketable parcel of shares are	139	199,255	

(b) Twenty largest shareholders

The names of the twenty largest holders of quoted shares at 29 September 2006 (see Listed Ordinary Shares table below).

(c) Substantial shareholders

The names of substantial shareholders who have notified the company in accordance with section 671B of the Corporations Act 2001 are:

	Number of Shares
ANZ Nominees Limited	15,586,754
K One W One Limited	7,351,435

(d) Voting rights

All ordinary shares carry one vote per share without restriction.

Listed Ordinary Shares

		Number of Shares	Percentage of Ordinary Shares
1	ANZ Nominees Limited	15,586,754	12.63
2	K One W One Limited	7,351,435	5.96
3	Westpac Custodian Nominees Limited	5,557,555	4.50
4	Mr Graeme Collinson & Mr David Collinson	5,231,007	4.24
5	Foundation Services	4,977,626	4.03
6	Hugh Green Investments Limited	3,769,850	3.05
7	Mr Michael Bushell	3,020,772	2.45
8	David Alan Collinson & Graeme Louis Collinson	2,647,675	2.15
9	Lehman Brothers Inc	2,282,000	1.85
10	Citicorp Nominees Pty Limited	1,996,996	1.62
11	Merrill Lynch (Australia) Nominees Pty Limited	1,931,726	1.57
12	Mr David Alan Collinson & Mr Graeme Louis Collinson	1,688,480	1.37
13	Mr Robert Bartlett Elliott	1,612,538	1.31
14	I E Properties Pty Limited	1,139,955	0.92
15	Mr Michael Helyer	1,137,849	0.92
16	Mr Michael Arthur Yates & Mrs Ingrid Melanie Yates	1,033,301	0.84
17	Keith Alexander Stewart & Judith Anne Stewart	1,031,750	0.84
18	Hubbard Churcher Trust Management Limited	1,000,000	0.81
19	Mrs Erica Dawn Johannink & Mr Edward Brenton Dawes	1,000,000	0.81
20	M Cooper Nominees Pty Limited	1,000,000	0.81
		64,997,269	52.68

living cell technologies

ABN: 14 104 028 042

Australia
Pacific Tower
Suite 2.11
737 Burwood Road
Hawthorn VIC 3122
Tel: +61 3 9813 5501
Fax: +61 3 9813 5502

New Zealand
PO Box 23 566
Papatoetoe
Auckland
New Zealand

United States
4 Richmond Square
Floor 5
Providence, RI 02906
United States

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